6/19

06015067

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dia Bras Exploration Inc

*CURRENT ADDRESS 630 René-Lévesque Blvd. West
Suite 2930
Montreal, Quebec H3B 1S6
Canada

**FORMER NAME

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34990 FISCAL YEAR 7/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 7/12/06



DIA BRAS exploration Annual Report 2004

Highlights

July 2003 Acquisition of six (6) claims covering 5,201 hectares: the Santa María, El Cumbre, San José, Ampliacion San José, El Val and El Val 2 properties.

August 2003 Acquisition of a Nichromet License for Mexico. The Nichromet process is a metallurgical process allowing for the recovery of precious and base metals without negative impact on the environment. It uses a closed-circuit chlorination process.

November 2003 Acquisition of 100% of the 93 hectare Valenzuela property (Piedras Verdes). This property offers an excellent exploration potential since it is contiguous to the company's other properties and entirely surrounds the Bolivar III and Bolivar IV properties. The Valenzuela property includes the Bolivar West, Bolivar North, Increible, 3-zone El Gallo and Montura properties.

Claiming of the Mesquital property covering 4,200 hectares. This property is contiguous to the company's other properties and also to El Sauzal which is developed by Glamis Gold Ltd. with reserves estimated at 2 million ounces of gold.

December 2003 Beginning of drilling on the Valenzuela property.

January 2004 Acquisition of an option on El Oro, a property located in the northwest extension of the Bolivar III and Bolivar IV poly-metallic structures.

Acquisition of PC 1135 and PC 1135 Extension, properties with a great gold potential. The El Oro, PC 1135 and PC 1135 Extension cover 5,127 hectares.

EVENTS SUBSEQUENT TO MARCH 31, 2004

May 2004 Confirmation of the potential open pit operation.

In the Increible zone, hole Dia-003 intersects a 100 meter thick section from the surface grading 0.9% Cu, 22 g/t Ag and 0.4% Zn and hole Dia-012, a section of 49 meters grading 1.07% Cu, 17.4 g/t Ag and 0.77% Zn.

In the Bolivar West zone, hole Dia-018 intersects a section of 44 meters grading 1.1% Cu, 44 g/t Ag and 0.49 g/t Au.

These results confirm the possibility of an open pit operation in these two zones where the value per metric tonne would be $35. Moreover, many high grading sections were identified in units of 50 to 100 meters wide by 100 to 500 meters long.

Acquisition of Promontorio and Hidalgo high grade copper, gold and silver ore deposits covering 45 hectares. These deposits are located in the region of Ocampo in the State of Chihuahua near the Gammon Lake project. According to Mine Development Associates, the deposits contain 1,023,000 metric tonnes including 625,000 grading 4.04% Cu, 2.61 g/t Au and 65.79 g/t Ag.

Message to Shareholders



Réjean Gosselin, president

On behalf of the board of directors of Dia Bras Exploration Inc., I am pleased to present the annual report of the company.

The company went a long way during this past year. Dia Bras has finally found its niche. After the difficult years experienced by the mining industry, and in particular the exploration companies, Dia Bras was able to position itself adequately to participate in the strong recovery of the market of minerals. The company slowly reduced its implication in the diamond exploration and turned toward the precious and base metal exploration. The establishment of the company in the Mexican Sierra Madre, a region well-known for its mineral potential, will ensure its long-term development.

In July 2003, the company acquired properties with an excellent potential for precious and base metals in the State of Chihuahua in Northern Mexico. Mining analysts and the financial community in general immediately recognized this potential, and the resultant was a significant increase in the trading volume and the price of the shares of Dia Bras. The company succeeded in financing its projects with over $12 million in private placements.

In less than a year, the company is now well established in Mexico via its subsidiary, Dia Bras Mexicana, in Chihuahua, capital of the State of Chihuahua. More than forty Mexicans are working for the company from adequate facilities built on the exploration sites. There are four drills working continually to test the best targets of the projects. The company now owns over 16,000 hectares in the region of Piedras Verdes and, with the coming acquisition of the Bolivar Mine, its properties will cover a mineralized structure extending over seven (7) kilometers. Dia Bras is also considering acquiring other properties similar to the Promontorio project which contains over one million tonnes of reserves with excellent grading in gold, silver and copper. The results of the exploration program have met the company's expectations as detailed in the Activity Report section.

It is important to mention the acquisition of the Nichromet recovery technology. The company and Ecu Silver Mining Inc. signed a letter of intent for the construction of a pilot plant to test the Nichromet process. All laboratory tests to this date have shown a recovery of metals highly superior to traditional methods. It will be interesting to see, for the first time, this new process applied to our mineralized rocks in Mexico.

The company has no doubt known its most exciting year ever and does not intend to slow down in 2004-2005. We are optimistic about the future because we, the board of directors, are convinced that, with the support of its shareholders, Dia Bras shall accelerate its growth in Mexico.

On behalf of the board of directors,



Réjean Gosselin, President

Activity Report

Exploration



Exploration work is concentrated on precious (gold and silver) and base (copper, lead and zinc) metal properties located in the Batopilas and Ocampo regions of the Sierra Madre in the State of Chichuahua in northern Mexico. The company owns 13 properties and/or options on properties covering 16,503 hectares.

The company completed an airborne geophysical survey on more than 95% of its territories and a first phase of exploration and mapping. The company also collected over 1000 surface samples.

The drilling program which began in January 2004 is continuing with four (4) drills and 100 meters drilled per day. Over 3000 meters had been drilled by March 31, 2004. The company has 45 employees.

Over 2000 drill core samples were analyzed mainly for their contents in gold, silver, copper, zinc and lead by Lakefield Research and Activations Laboratories both located in Ontario, and, mainly, by Chemex Laboratory in Vancouver, British Columbia. These laboratories also analysed all the surface samples and the samples collected from previous underground work.

The company purchased the rights for Mexico for the Nichromet process for poly-metallic minerals. This process is recommended because it has no negative impact on environment.

André St-Michel, engineer, is the qualified person on the exploration program.

Batopilas

The company has identified two sectors suitable for an open pit operation: the Bolivar West sector and the Increible zone where delineation drilling is being carried out and where a calculation of resources should soon be completed. The Bolivar North, Montura, Centrale, Val and 3-zone El Gallo zones also offer a similar potential for open pit operations. These zones together form a complex extending over three (3) kilometers.

OUTLOOK

Drilling will continue in 2004 on all zones. In the more advanced zones, Bolivar West and Increible, an evaluation of the tonnage and a pre-feasibility study, including a bulk sampling of 30,000 metric tonnes, will take place.


NEW MEXICO
SIERRA MADRE PRECIOUS METALS BELT
Cuidad Juarez
Nuevo Casa Grandes
Pacific Ocean
INDEX MAP
SONORA
CHIHUAHUA
PRONMONTORIO
Ciudad Chihuahua
Cusihuiriachic
BOLIVAR
SINALOA
Los Mochis
Tameapa
DURANGO
1
2
3
4
5
6
7
8
9
10
11
12
13

LEGEND
- Town
- Road
- Railroad
- Au & Ag Occurences
- SIERRA MADRE PRECIUS METAL BELT

1 San Francisco (Geomaque) : 27 MT @ 0,027 oz Au/t
2 Santa Gertrudis (Phelps Dodge) 210,0 MT @ 0,08 oz Au/t
3 Amelia (Red Rock) : 1,0 MT @ 0,08 oz Au/t
4 Mulatos (Placer Dome & Kennecott : 33,0 MT @ 0,07 oz Au/t
5 Dolores (Minefinders) : 116,5 MT @ 0,024 oz Au/t, 1.39 oz Ag/t
6 Moris Mine (Manhattan Minerals) : 4,3 MT @ 0,068 oz Au/t
7 Guadalupe y Calvo : 1,7 MT @ 1,18 oz Au/t, 16.6 oz Ag/t
8 Guanacevi : 6,0 MT @ 0,17 oz Au/t, 73.0 oz Ag/t
9 El Sauzal (Glamis Gold) : 47,0 MT @ 0,062 oz Au/t
10 Lluvia de Oro (Santa Cruz Gold Inc) : Producing 25.000 oz Au/year @ $210/oz
11 Ocampo (Gammon Lake) : Resource of approx. 2 million oz
12 Alamo Dorado (Corner Bay) : Resource of approx. 1 million oz
13 Monterde (Kimber Resources) : 47,0 MT @ 2.26 g/t Au, 106.6 g/t Ag

DIA BRAS EXPLORATION INC
Ore deposits of the
SIERRA MADRE PRECIOUS METAL BELT
STATE OF CHIHUAHUA, MEXICO

Ocampo



The company has an option to acquire a 100% interest in the Promontorio and Hidalgo properties in the region of Ocampo, three (3) kilometers only from the Gammon Lake project. The Promontorio and Hidalgo properties contain high grade copper, gold and silver resources calculated by Mine Development Associates ("MDA") to amount to 1,023,000 metric tonnes, including 625,000 metric tonnes of drill-indicated resources grading 4.04% Cu, 2.61 g/t Au et 65.79 g/t Ag and inferred resources totaling 398,000 metric tonnes grading 3.87% Cu, 2.19 g/t Au et 59.16 g/tm Ag.

OUTLOOK

These projects are at the feasibility stage. The company intends, on a short-term basis, to compile all the data available and undertake a diamond drilling program in order to double the tonnage known to date. The present resources are delineated in the first 100 meters from the surface and, according to MDA, 50% are open pitake.

The application of the Nichromet process has had excellent results, with recovery rates exceeding 90% for all minerals with no negative environmental impact.

Results

As at March 31, 2004, the company had drilled 16 holes for a total of 3,021 meters.

As at July 1, 2004, the company had drilled 30 holes for a total of 6000 meters. The drills worked mainly on six (6) of the 11 targets identified: Increible, Bolivar West, Bolivar North, El Gallo 1, 2 and 3. The Pequinia, Montura, Centrale, Val and San José targets will be drilled in July and August 2004.

Recent drilling on the Bolivar West zone has outlined a mineralized structure with an average width of 100 meters and a thickness of 200 meters. Drill holes 16, 17, 18, 20, 21, 23, 25 and 26 have all been drilled at the same location with varying angles and directions. The drilling confirms economic open pit Cu-Zn mineralization with significant credits for Au and Ag (see table). Hole 25 drilled in a northern direction and hole 18 drilled in a southern direction, established a 70 meter width of mineralization at surface with grades exceeding 1% Cu, 1% Zn, 0.46 g/t Au, 13 g/t Ag. The Bolivar West Zone is located one (1) kilometer northwest of the Increible zone which intersected 100 meters of 0.9% Cu and 1% Zn including 25 meters of 2% Cu and 2% Zn.

The major control structure on which the Bolivar West zone and Increible zone are located extends over ten (10) kilometers within the Dia Bras property limits and is the host of the La Pequeña (3.84% Cu, 0.72% Zn, 237 g/t Ag) and La Montura (3.69% Cu, 7.8% Zn, 34 g/t Ag) zones which are located one (1) kilometer southeast from the Increible zone. A drill is currently being mobilized on the Montura zone while two rigs are testing the extension of the Bolivar West zone.



Piedras Verdes

Zone	Hole #	From	To	Thickness (m)	Au (ppm)	Ag (ppm)	Cu (%)	Zn (%)
Bolivar West	16	19	41	22	-	12.47	0.35	1.60
		77	85	8	2.63	44.26	0.65	-
		103	110	7	0.26	30.94	0.26	1.62
	18	6	50	44	0.46	48.16	1.14	1.15
		63	69	6	0.73	-	0.73	0.37
	20	13	44	31	0.03	7.92	0.23	2.03
	21	9	28	19	0.07	10.52	0.32	2.63
		43	45	2	-	5.20	0.23	1.29
	23	3	31	28	0.11	13.61	0.423	2.33
	25	3	19	16	0.08	13.6	0.23	1.92
		52	55	3	0.93	37.6	0.81	-
	26	13	39	26	0.47	13.14	1.10	1.35
		65	69	4	1.39	3.07	0.46	-
		99	117	18	1.01	17.12	1.03	-
		129	144	15	-	-	0.29	-
		160	168	8	0.516	-	0.50	-
		210	228	18	1.14	-	0.83	-
		243	245	2	0.55	-	0.21	-
Valenzuela - Increible	3			100	-	22	0.9	0.4
	Including:			25	-	58	2.0	2.05
	Including:			9	-	144	4.91	5.38
	12			49	-	17.4	1.07	0.77
La Montura	Channel samples			6	-	34	3.69	7.80
La Pequeña				6	-	237	3.84	0.72

Promontorio

Hole #	From	To	Thickness (m)	Au (ppm)	Ag (ppm)	Cu (%)
95-03	-	-	25	6.17	105	7.33
96-01	-	-	16.75	3.43	133	7.98
96-36	-	-	10.4	-	6.9	9.43

Management's discussion and analysis

Overview

The year ended March 31, 2004 was a very active one for the company. The company started the year with just under $100,000 in cash, exclusively flow-through funds for exploration expenditures to be incurred in 2003 in Canada. The funds were used for a reconnaissance program on the Macaskill and Magpie properties of the Wawa project in Ontario.

Starting July 2003, the activities of the company were essentially focused on Mexico. The Sierra Madre is a well-known mining region where many companies are exploring and developing deposits. In July 2003, the company acquired an option over the Santa María and the San José exploration properties in the State of Chihuahua. This acquisition combined with the increase in the price of precious metals offered an opportunity for the company to raise funds through private placements. Between September 2003 and January 2004, the company financed over $12 million which will be used to develop its mining assets, acquire additional properties and satisfy its working capital needs. These financings also helped building a financial structure that will facilitate the inflow of funds through the exercise of warrants.

In February 2004, the company incorporated Dia Bras Mexicana S de RL de CV, a wholly-owned Mexican subsidiary. The year-end financial statements consolidate the accounts of the Mexican subsidiary.

In 2003-2004, the cost of acquisition of properties and exploration building and equipment as well exploration expenditures, mostly on the Mexican properties, exceeded $3 million.

Results from operations

During the year ended March 31, 2004, the company incurred a loss of $1,176,702 ($0.05 per share) compared to a loss of $685,484 ($0.07 per share) for the year ended March 31, 2003. The 2004 loss includes an expense of $293,500 for stock options granted and vested during the year (Nil in 2003) (See Changes in accounting policies below). The 2004 results also take into account promotion costs of $472,391 incurred in an effort to showcase the company to potential investors. Other costs such as administrative expenses, professional and consulting fees and costs of information to shareholders have significantly increased compared to last year reflecting the higher activity level. There was no write-off of mining assets in 2004 ($562,113 in 2003).

Exploration activities

MEXICO

In July 2003, the company entered into an option agreement with El Paso Partners, Ltd. whereby the company can acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties in the State of Chihuahua, by incurring exploration expenditures of US$4,000,000 and making additional payments of US$724,000 over a six-year period. As finder's fee, the company agreed to pay $10,000 in cash and to issue 400,000 common shares of its capital stock. As at March 31, 2004, 200,000 common shares are still to be issued.

After the due diligence review on the Santa María and San José properties, the company, in November 2003, started upon the first phase of an exploration program on these properties. The company acquired additional properties and/or options on properties in the State of Chihuahua (See Note 7 of the Notes to the Consolidated Financial Statements).

Property, claiming and other acquisition costs amounted to $409,915 while exploration expenses totaled $1,861,508. An airborne geophysical survey of over 2,500 line km was performed on all Mexican properties. Related costs and supervision amounted to $637,893. In the beginning of 2004, the company initiated an important 70-hole drilling program with the Piedras Verdes property as the principal target. This program is still ongoing and results are released as available.

At the end of the year, the company set up a camp in Cieneguita and increased personnel and the machinery on the site. Total building and equipment cost amounted to $662,604.

Subsequent to year-end, the company entered into a purchase option agreement whereby the company can earn a 100% interest in the Promontorio and Hidalgo properties also located in the State of Chihuahua in consideration for US$3,000,000 payable over a five-year period (See Note 16 of the Notes to the Consolidated Financial Statements).

WAWA

During the year, the company completed a reconnaissance program on the Macaskill and Magpie properties in the Wawa region of Ontario financed by the $120,000 flow–through private placement closed in December 2002. Those were the only costs incurred on the Wawa property (except for claims renewal) with respect to the option agreement with Oasis Diamond Exploration Inc. ("Oasis"). According to the agreement, the company had to incur $500,000 in exploration expenditures in the first year to earn a 10% interest in the properties. The company and Oasis are renegotiating the terms of this option and Oasis has confirmed that the option is still valid.

The company issued 450,000 common shares to Oasis during the year. However, as agreed between the company and Oasis, instead and in lieu of issuing a second tranche of 450,000 common shares in October 2003, the company made the required payments for the renewal of the claims on the Wawa properties on behalf of Oasis.

Financing activities and liquidity

The financial situation of the company has greatly improved over the year. Since September 2003, the company issued: i) 20,313,997 common shares for a total cash consideration of $12,095,551 via private placements of units at prices ranging between $0.12 and $1.57 per unit;
ii) 621,041 common shares following the exercise of options ($118,658); and iii) 2,987,332 common shares following the exercise of warrants ($582,246) (See Notes 8 and 9 of the Notes to the Consolidated Financial Statements). Increasing prices of base and precious metals combined with quality exploration prospects have captured the interest of investors. The price of the company's shares increased from $0.12 in August to a high of $2.52 in late December 2003. As at March 31, 2004, there are 20,326,665 warrants outstanding at an average exercise price of $0.75 per share for potential financing of over $15,000,000. After year-end, over 1,5 million warrants were exercised for a cash consideration exceeding $430,000.

In 2002-2003, the company had issued 1,200,000 common shares for a total cash consideration of $180,000. No options or warrants were exercised.

As at March 31, 2004, the consolidated working capital is $8,139,983 including cash and cash equivalents and short term deposits totaling $8,207,091, compared to $32,241 of working capital as at March 31, 2003.

INVESTING ACTIVITIES

During the year, the company made a $350,000 non refundable royalty advance to Nichromet Extraction Inc. ("Nichromet"), a private company. This advance is accounted for in the balance sheet under Deferred costs–Advance on royalty payment. (See Critical accounting policies below).

Financial Commitment

The only commitment over the next five years is the annual rent of $50,000.

Changes in accounting policies

STOCK COMPENSATION COSTS

Effective April 1, 2003 the company has elected to apply, on a prospective basis, the fair value method to account for options granted to its employees, officers, directors and consultants. Total cost recorded in 2003-2004 with respect to the stock options amount to $480,675 including $187,175 capitalized to mining assets as deferred exploration costs. The balance sheet and statement of operations and deficit reflect the adoption of the fair value method of accounting for stock options. Any consideration paid on exercise of stock options is credited to share capital.

Critical accounting policies

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material.

DEFERRED COSTS - ADVANCE ON ROYALTY PAYMENT

On August 26, 2003, the company acquired from Nichromet the rights for the use and marketing of the Nichromet metallurgical extractive technology for Mexico (the "License") in consideration for a one percent (1%) overriding net smelter royalty on all mineral production from any Mexican properties where the License is used. The company paid to Nichromet a $350,000 non refundable royalty advance. This advance is accounted for as Deferred costs–Advance on royalty payment and will be charged off as royalty on the basis of 1% of net smelter revenue (NSR) from properties covered by the agreement, or, as the case may be, on the basis of 50% of any royalty income resulting from sub-licensing to third parties.

If the company does not use the License within two years of the date of the agreement, the company will lose the rights to the License and the deferred costs will be written off.

Risks and uncertainties

BUSINESS RISK

The exploration for and development of mineral deposits involve significant risks which, even a combination of careful evaluation, experience and knowledge may not eliminate. All the company's mining properties are in the exploration stage. There is no assurance that the company's exploration programs will result in any discoveries of commercial ore bodies. The company has numerous competitors with greater financial, technical and other resources.

The company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

The market price of base and precious metals is also a risk factor which can have a direct impact on the success of the company's operations.

EXCHANGE RATE

Operations are in foreign currencies while financing is in Canadian dollars. Therefore the company is exposed to an exchange rate risk. The company has no coverage policy. Needed currencies are purchased on the basis of the exploration budget.

INTEREST RATE RISK

The cash and cash equivalents and short-term deposits bear interest at variable rates.

Outlook

The company believes it has a very promising portfolio of properties. The company is looking for properties which would complement its actual land positioning in the State of Chihuahua.

The company is continuing its drilling program on the San José property. An exploration crew is carrying an in-depth review of all the company's properties to plan future programs.

In April 2004, the company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the license is $50,000 for the territory of Mexico. The license gives the company immediate access to the technology in order to apply it to data generated from its Mexican properties.

The company believes it is in the best financial, operating and market conditions in a long time and is therefore optimistic for the development of its assets during 2004-2005.

Consolidated Financial Statements

MARCH 31, 2004 AND 2003

DIA BRAS
exploration

Auditors' Report

To the Shareholders
of Dia Bras Exploration Inc.

We have audited the consolidated balance sheets of **Dia Bras Exploration Inc.** as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Montréal, Canada
July 12, 2004

Management Responsibility for Financial Reporting

Management is responsible for the preparation of the consolidated financial statements and other financial information included in the annual report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on estimates and judgments of management.

Management maintains accounting and internal control systems to produce reliable consolidated financial statements and provide reasonable assurance that assets are properly safeguarded.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by shareholders, conducted an audit on the company's consolidated financial statements. Their report is included.

The board of directors of the company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The board of directors carries out this responsibility through its audit committee composed of three members, two of which are independent directors. The committee meets on an annual basis with the external auditors, with and without management being present, to review the financial statements and to discuss audit and internal control related matters.

On recommendation of the audit committee, the board of directors approved the company's consolidated financial statements.

Réjean Gosselin
President

Leonard Teoli
Chief Financial Officer

Consolidated Balance Sheets

As at March 31, 2004 and 2003

	2004 $	2003 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (note 5)	**4,707,091**	96,747
Short-term deposit, maturing August 2, 2004, bearing interest at a rate of 2.3% per annum	**3,500,000**	—
Accounts receivable	**112,580**	34,417
Prepaid expenses	**26,887**	4,000
	8,346,558	135,164
DEFERRED COSTS – ADVANCE ON ROYALTY PAYMENT (note 6)	**350,000**	-
MINING ASSETS (note 7)		
Costs and deferred exploration expenses	**2,552,001**	28,000
Exploration building and equipment	**662,064**	—
	11,910,623	163,164
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**206,575**	102,923
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 8)	**17,004,115**	3,589,660
DEFICIT	**(5,780,742)**	(3,529,419)
CONTRIBUTED SURPLUS (note 10)	**480,675**	-
	11,704,048	60,241
	11,910,623	163,164

Approved by the Board of Directors

André St-Michel **Philip Renaud**

Consolidated Statements of Operations and Deficit

For the years ended March 31, 2004 and 2003

	2004 $	2003 $
INTEREST INCOME	30,872	—
EXPENSES		
Administrative expenses	160,194	28,637
Professional and consulting fees	153,414	80,094
Information to shareholders and trustee fees	102,046	14,640
Promotion expenses	472,391	-
Stock compensation costs (note 9)	293,500	-
Loss on exchange	26,029	-
Write-off of mining assets	-	562,113
	1,207,574	685,484
NET LOSS FOR THE YEAR	(1,176,702)	(685,484)
DEFICIT - BEGINNING OF YEAR	(3,529,419)	(2,828,810)
SHARE ISSUE EXPENSES	(1,074,621)	(15,125)
DEFICIT - END OF YEAR	(5,780,742)	(3,529,419)
BASIC AND DILUTED LOSS PER SHARE	(0.05)	(0.07)
BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	21,644,794	9,703,395

Consolidated Statements of Cash Flows

For the years ended March 31, 2004 and 2003

	2004 $	2003 $
CASH FLOWS FROM		
OPERATING ACTIVITIES		
Net loss for the year	**(1,176,702)**	(685,484)
Adjustments for		
Stock compensation costs	**293,500**	—
Write-off of mining assets	**—**	562,113
	(883,202)	(123,371)
Changes in non-cash working capital items (note 12)	**2,602**	4,801
	(880,600)	(118,570)
FINANCING ACTIVITIES		
Share capital (note 8)	**12,796,455**	300,000
Share issue expenses	**(549,621)**	(15,125)
	12,246,834	284,875
INVESTING ACTIVITIES		
Purchase of short-term deposit	**(3,500,000)**	—
Increase in deferred costs - Advance on royalty payment (note 6)	**(350,000)**	—
Disposal of mining assets	**—**	54,400
Increase in mining assets (notes 7 and 9)	**(2,905,890)**	(212,346)
	(6,755,890)	(157,946)
INCREASE IN CASH DURING THE YEAR	**4,610,344**	8,359
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	**96,747**	88,388
CASH AND CASH EQUIVALENTS - END OF YEAR	**4,707,091**	96,747

March 31, 2004 and 2003

1 ⁝ NATURE OF OPERATIONS

The company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The company has options to acquire interests in mining properties located in the Chihuahua District of Mexico and in the Wawa district of Ontario, Canada, which are presently at the exploration stage. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying mineral claims, the ability of the company to obtain the necessary financing to complete the development, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the company's investment therein.

The company has taken reasonable measure in accordance with industry standards for properties at that stage of exploration, to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

2 ⁝ SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements of the company include the accounts of the company and of its wholly owned subsidiary, Dia Bras Mexicana S de RL de CV.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material.

DEFERRED COSTS - ADVANCE ON ROYALTY PAYMENT

Deferred costs in reference to the Nichromet license are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty.

If the technology covered by the Nichromet license is not used in a two-year period from the agreement date, the deferred costs will be written off.

MINING ASSETS

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses and exploration building and equipment. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Exploration building and equipment

Exploration building and equipment are recorded at cost.

Depreciation of exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Depreciation is computed using the following methods and rate/period:

	METHOD	RATE/PERIOD
Building	Declining balance	10%
Equipment and rolling stock	Declining balance	30%
Computers and office furniture	Straight-line	3 years

FOREIGN CURRENCIES

Foreign currency

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the statement of operations and deficit are translated at the rates of exchange in effect on each transaction date. Gains and losses on translation are included in income.

Foreign operations

The company's subsidiary is considered to be integrated. As a result, the subsidiary's accounts are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the average rate for the period. Gains and losses resulting from remeasurement are reflected in the statement of earnings.

INCOME TAXES

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets when it is more likely than not that some or all of such assets will not be realized.

SHARE ISSUE EXPENSES

Share issue expenses are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued or to be issued.

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share are calculated using the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share are calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted earnings (loss) per share is equal to the basic earnings (loss) per share due to the anti-dilutive effect of the stock options and other dilutive securities.

3 CHANGE IN ACCOUNTING POLICY

STOCK OPTION PLAN AND COMPENSATION COSTS

The Canadian Institute of Chartered Accountants ("CICA") has established new standards with respect to stock-based compensation and other stock-based payments. Effective April 1, 2003, the company has elected to apply, on a prospective basis, the fair value method to account for options granted to its employees, officers, directors and consultants. The balance sheets and the statements of operations and deficit reflect the adoption of the fair value method of accounting for stock options (notes 9 and 10). Any consideration paid on exercise of stock options is credited to share capital.

4 ⋮ FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, short-term deposit, accounts receivable, and accounts payable and accrued liabilities is comparable to their carrying value, due to the relatively short period to maturity of the instruments.

INTEREST RATE RISK

The company's accounts receivable and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents and short-term deposit bear interest at variable rates.

5 ⋮ CASH AND CASH EQUIVALENTS

Cash and cash equivalents include short-term deposits with maturities of three months or less.

As at March 31, 2003, cash included an amount of $96,747 which was reserved for exploration expenditures to be incurred in Canada before December 31, 2003. There is no restriction on cash and cash equivalents as at March 31, 2004.

6 ⋮ DEFERRED COSTS – ADVANCE ON ROYALTY PAYMENT

On August 26, 2003, the company acquired from Nichromet Extraction Inc. ("Nichromet") the rights over a license for the use and marketing of a metallurgical extractive technology for Mexico in consideration of a 1% net smelter royalty payment on all mineral production using the technology from any of the company's Mexican properties. As part of the agreement, the company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet license is not used in a two-year period from the agreement date, the deferred costs will be written off.

In addition, the agreement gives the right to the company to act as an agent for the purpose of sourcing the license to any third parties in Mexico, in which case it would share equally with Nichromet any consideration paid by those third parties.

At the last annual meeting held on September 30, 2003, the shareholders approved a change of control of the company. Nichromet is part of the new control group.

7 ⋮ MINING ASSETS

COST AND DEFERRED EXPLORATION EXPENSES

	COST		DEFERRED EXPLORATION EXPENSES	
	2004	2003	**2004**	2003
	$	$	**$**	$
CANADA				
Wawa (option)	**159,907**	5,000	**120,671**	23,000
MEXICO				
Chihuahua District				
Santa María (option)	**128,172**	—	**206,965**	—
San José (option)	**71,420**	—	**119,026**	—
Piedras Verdes (option)	**132,130**	—	**1,013,515**	—
El Cumbre	**38,099**	—	**112,569**	—
Mezquital	**18,048**	—	**94,236**	—
El Oro	**14,544**	—	**170,082**	—
La Cascada	**4,267**	—	**92,440**	—
Other properties	**3,235**	—	**52,675**	—
	569,822	5,000	**1,982,179**	23,000

COSTS AND DEFERRED EXPLORATION EXPENSES

	2004 $	2003 $
Balance - Beginning of year	**28,000**	320,167
Costs and deferred exploration expenses		
Property acquisition and related costs	**564,822**	168,414
Reconnaissance and sampling	**75,890**	155,932
Planning, mapping and geological reports	**19,425**	—
Geology consulting and management	**486,977**	—
Geophysical survey	**637,893**	—
Drilling	**255,742**	—
Local administrative and labour costs	**74,035**	—
Transport	**184,467**	—
Road	**37,575**	
Stock compensation costs (note 9)	**187,175**	—
	2,524,001	324,346
Disposal of mining assets	**—**	(54,400)
Write-off of mining assets	**—**	(562,113)
	2,524,001	(292,167)
Balance - End of year	**2,552,001**	28,000

CANADA

Wawa

In October 2002, the company entered into an option agreement with Oasis Diamond Exploration Inc. ("Oasis") whereby the company can acquire a cumulative interest of up to 50% in two mining properties (Macaskill and Magpie) by incurring exploration expenditures of $5,000,000 over a four-year period and by issuing 250,000 common shares at each of the first three anniversaries of the agreement. As settlement of the option entry price, the company paid a cash consideration of $10,000 and issued 450,000 common shares.

At the date of the first anniversary, the company did not issue any shares as the company had made additional claim payments on behalf of Oasis with respect to those properties.

James Bay Lowlands

During 2002-2003, the company did not renew its mining rights in the James Bay Lowlands properties and therefore wrote them off during the year ended March 31, 2003.

MEXICO - CHIHUAHUA

Santa María and San José projects

In July 2003, the company entered into an option agreement with El Paso Partners, Ltd. whereby the company can acquire a cumulative interest of up to 100% in certain gold, silver and base metal properties in the Chihuahua District of Mexico, by incurring exploration expenditures of US$4,000,000 and making additional payments of up to US$724,000 over a six-year period. The company agreed to pay a finder's fee of $10,000 in cash and issue 400,000 common shares of its capital stock. As at March 31, 2004, there were still 200,000 common shares to be issued.

Piedras Verdes

During the year ended March 31, 2004, the company entered into an option agreement whereby the company can acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The property is located near the old Bolivar mine and was the principal target of the drilling program which started in the spring of 2004.

During the year, the company made a first payment of $73,500.

EL ORO AND PC 1135 PROPERTIES

In January 2004, the company entered into an agreement to acquire a 100% interest in the El Oro and PC 1135 properties in the Chihuahua District of Mexico for a total cash consideration of US$20,000 and the issuance of 500,000 common shares of the company, including 250,000 at the first anniversary of the agreement. The agreement also provided for the payment to the vendor of a 3% net smelter return from the properties.

As at March 31, 2004, the company was negotiating certain terms of the agreement with the vendors in order to amend it toward an option agreement. As at that date, neither the payment nor the share issuance had been made.

GUINEA

In May 2002, the company entered into an option agreement with a third party whereby it could earn a 60% interest in the Banankoro diamond prospect. The initial cost of the option was a cash consideration of $50,000 and the issuance of 500,000 common shares. The company agreed to spend US$1,000,000 in exploration expenses over a two-year period.

According to the agreement, the company could also earn a 50% interest in five parcels of the artisanal permits by spending $200,000 in a one-year period. During 2002-2003, after spending $132,737 on this project and given the disappointing results, the project was abandoned.

EXPLORATION BUILDING AND EQUIPMENT

			2004
	Cost	**Accumulated depreciation**	**Net**
	$	**$**	**$**
Building			
Camp	**168,667**	**—**	**168,667**
Machinery and equipment	**359,635**	**—**	**359,635**
Rolling stock	**100,724**	**—**	**100,724**
Computers and office furniture	**33,038**	**—**	**33,038**
	662,064	**—**	**662,064**

The exploration building and equipment were acquired at the end of the year, therefore no depreciation was recorded.

8 : SHARE CAPITAL

Authorized

An unlimited number of common shares without par value

Issued

Changes in the company's share capital were as follows:

	2004		2003	
	Number of shares	**Amount $**	Number of shares	Amount $
Balance - Beginning of year	**10,846,011**	**3,589,660**	8,146,011	3,177,660
Issued and paid in cash (i) and (vii)	**20,313,997**	**12,095,551**	1,200,000	180,000
Issued following exercise of stock options	**621,041**	**118,658**	—	—
Issued following exercise of warrants	**2,987,332**	**582,246**	—	—
Issued for exploration expenses in Canada (vi)	**—**	**—**	800,000	120,000
Issued for acquisition of mining assets ((ii), (iii), (iv) and (v))	**650,000**	**69,000**	700,000	112,000
Issued as commission (i)	**296,610**	**525,000**	—	—
Balance - End of year	**35,714,991**	**16,980,115**	10,846,011	3,589,660
To be issued				
To be issued for acquisition of mining assets (ii)	**200,000**	**24,000**	—	—
Balance issued and to be issued	**35,914,991**	**17,004,115**	10,846,011	3,589,660

i) On September 30, 2003, the company completed the placement of 11,000,000 units at a price of $0.12 per unit for a total cash consideration of $1,320,000. Each unit is comprised of one common share and one purchase warrant entitling its holder to subscribe to one common share at a price of $0.17 per share until September 30, 2005.

October 2003, the company completed the placement of 1,406,250 units at a price of $0.64 per unit for a total cash consideration of $900,000. Each unit is comprised of one common share and one purchase warrant entitling its holder to subscribe to one common share at a price of $0.80 per common share for a period of 24 months following closing.

In November 2003, the company completed the placement of 2,987,778 units at a price of $0.72 per unit for a total cash consideration of $2,151,200. Each unit is comprised of one common share and one purchase warrant entitling its holder to subscribe to one common share at a price of $0.90 per common share for a period of 24 months following closing.

In December 2003, the company completed the placement of 4,919,969 units at a price of $1.57 per unit for a total cash consideration of $7,724,351. Each unit is comprised of one common share and one purchase warrant entitling its holder to subscribe to one common share at a price of $2.00 per common share for a period of 24 months following closing. The company issued as a commission on the placement 296,610 common shares at a price of $1.77 per common share for a total amount of $525,000.

ii) On July 29, 2003, the company agreed to issue, as part of a finder's fee, 400,000 common shares at $0.12 per share in reference to the option agreement entered into with El Paso Partners, Ltd. over the Mexican properties (note 7). As at March 31, 2004, 200,000 common shares are still to be issued.

iii) Pursuant to the option agreement with Oasis (note 7), the company issued 450 000 common shares to Oasis in June 2003.

iv) In July 2002, the company issued 200,000 common shares at a price of $0.16 per share for a total consideration of $32,000 to a company controlled by a person who was then a director, for the acquisition of an exclusive aeromagnetic database covering 50,000 km^2 in the James Bay Lowlands area. This transaction had been approved at the shareholders' general and special meeting held on September 27, 2001.

v) In accordance with the option agreement with SAGEM S.A., on June 26, 2002, the company issued 500,000 common shares at a price of $0.16 per share for a total consideration of $80,000 (note 7).

vi) On December 27, 2002, the company completed a private placement of 800,000 flow-through units at a price of $0.15 per unit for total proceeds of $120,000. Each unit is comprised of one flow-through common share and one common share purchase warrant entitling its holder to purchase one common share of the company at a price of $0.20 per share for a period of 18 months after the closing.

vii) On May 6, 2002, the company completed a private placement of 1,000,000 units at a price of $0.15 per unit for total proceeds of $150,000. Each unit is comprised of one common share and one common share purchase warrant entitling its holder to purchase one common share of the company at a price of $0.20 per share for a period of 18 months after the closing.

On January 8, 2003, the company completed a private placement of 200,000 units at a price of $0.15 per unit for total proceeds of $30,000. Each unit is comprised of one common share and one common share purchase warrant entitling its holder to purchase one common share of the company at a price of $0.20 per share for a period of 18 months after the closing.

WARRANTS

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows:

	2004		2003	
	Number of warrants	**Average exercise price $**	Number of warrants	Average exercise price $
Beginning of year	**3,000,000**	**0.20**	1,000,000	0.20
Issued	**20,313,997**	**0.76**	2,000,000	0.20
Exercised	**(2,987,332)**	**0.19**	-	-
End of year	**20,326,665**	**0.75**	3,000,000	0.20

Exercise price	Number of warrants as at March 31, 2004	Expiry date
$0.20	520,001 (1)	June 2004
$0.17	10,492,667 (2)	September 2005
$0.80	1,406,250	October 2005
$0.90	2,987,778 (3)	November 2005
$2.00	4,919,969	December 2005
	20,326,665	

(1) Exercised after year-end
(2) 833,333 exercised after year-end
(3) 208,333 exercised after year-end

9 STOCK OPTION PLAN

The company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors, or consultants options to acquire common shares of the company on such terms and at such exercise prices as may be determined by the Board. The Plan provides that the maximum number of common shares in the capital of the company that may be reserved for issuance under the Plan shall be equal to 2,295,000 (2003 - 984,601) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. The options have a vesting period of 18 months.

A summary of changes in the company's common share purchase options is presented below:

	2004		2003	
	Number of options	**Amount $**	Number of options	Amount $
Beginning of year	**680,000**	**0.16**	360,000	0.20
Granted	**1,235,000**	**0.85**	535,000	0.15
Exercised	**(621,041)**	**0.19**	-	-
Expired or cancelled	**(10,000)**	**0.20**	(215,000)	0.20
End of year	**1,283,959**	**0.81**	680,000	0.16

Exercise price	Number of options as at March 31, 2004	Expiry date
$0.20	10,000	September 2005
$0.15	66,459	February 2008
$0.85	1,207,500	October 2008
	1,283,959	

In accordance with CICA Chapter 3870, the company accounted for options granted in the year ended March 31, 2004 using the fair value method. Total stock compensation costs for the year amount to $480,675 (note 10), including $187,175 capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants exclusively involved in the exploration program in Mexico. The balance of $293,500 was expensed in the Statements of operations and deficit.

The fair value of the options granted was estimated using the Black-Scholes option-pricing model based on the following assumptions:

Average dividend per share	NIL
Volatility	75%
Risk-free interest rate	3.5%
Expected life of options	5 years
Option price	$0.85
Weighted average of estimated fair value of each option	**$0.54**

10 CONTRIBUTED SURPLUS

	2004 $
Balance - Beginning of year	**—**
Stock compensation cost (note 9)	**480,675**
Balance - End of year	**480,675**

11 INCOME TAXES

The future income tax balances are summarized as follows:

	2004 $	2003 $
Current future income tax assets		
Non-capital losses	**23,000**	61,600
Share issue costs	**72,000**	9,000
	95,000	70,600
Valuation allowance	**(95,000)**	(70,600)
Current future income tax assets	**—**	—
Long-term future income tax assets		
Mining assets and deferred exploration costs	**1,557,000**	476,000
Non-capital losses	**465,000**	277,200
Share issue costs	**215,000**	3,200
	2,237,000	756,400
Valuation allowance	**(2,237,000)**	(756,400)
Long-term future income tax assets	**—**	—
Total future income tax assets	**—**	—

As at March 31, 2004, the cost for income tax purposes of the mining assets totalled approximately $4,578,000 (March 31, 2003 - $1,500,000). The difference between this cost and the amount capitalized in the financial statements arises mainly as a result of the tax benefits related to some exploration expenses being renounced in favour of subscribers and to the write-off of some of the mining assets. This cost may be applied to reduce future taxable income over an unlimited period of time.

The company has accumulated non-capital losses of approximately $1,482,300. These losses will expire from 2005 to 2011 as follows:

		$
Years ending March 31,	2005	70,000
	2006	82,000
	2007	183,500
	2008	203,300
	2009	154,600
	2010	146,900
	2011	642,000

The unamortized balance for tax purposes of share issue expenses amounting to approximately $870,000 will be deductible over the next four years.

The potential tax effects of these items are not reflected in these financial statements since it is more likely than not that the income tax asset will not be realized.

12 ⁝ STATEMENTS OF CASH FLOWS

The changes in non-cash working capital items are as follows:

	2004	2003
Accounts receivable	**(78,163)**	56,215
Prepaid expenses	**(22,887)**	30,713
Accounts payable and accrued liabilities	**103,652**	(82,127)
	2,602	4,801

13 ⁝ RELATED PARTY TRANSACTIONS

During the year 2004, companies controlled by officers of the company charged consulting fees amounting to $263,982, including $203,527 capitalized in deferred exploration costs. As at March 31, 2004, the balance due to these officers amounted to $26,763.

During the year 2004, a company controlled by a director charged sampling and analysis costs amounting to $64,875 which were capitalized in deferred exploration costs (nil in 2003).

In the year ended March 31, 2003, the company was charged $50,125 by an officer for consulting fees and management of exploration programs incurred in Guinea. As at March 31, 2003, the amount due to this officer amounted to $30,327.

14 ⁝ COMMITMENT

The company and two other companies entered into a five-year lease agreement for office premises. The annual lease to be shared between the companies amounts to approximately $150,000.

15 ⁝ COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

16 ⁝ SUBSEQUENT EVENTS

a) In April 2004, the company entered into a licensing agreement with Diagnos Inc., the owner of proprietary software (the "Technology") used in the field of data mining and which provides interpretation of databases generated by geophysical surveys, satellite imagery and geochemical analysis. The cost of the license is $50,000 for the territory of Mexico. The license will give the company immediate access to the Technology in order to apply it to data generated from its Mexican properties. In addition, the company has a 120-day option to secure the exclusive distributorship of the Technology for Mexico for application in the natural resource sector other than oil and gas. To exercise its option, the company must pay an additional $200,000 to Diagnos Inc.

b) In May 2004, the company entered into a purchase option agreement whereby the company could earn a 100% interest in the Promontorio and Hidalgo properties located in the Chihuahua District of Mexico by paying to the vendors a total of US$3,000,000 as follows:

	US$
At the signing of the agreement	40,000
At the first anniversary date	60,000
At the second anniversary date	100,000
At the third anniversary date	150,000
At the fourth anniversary date	150,000
At the fifth anniversary date	2,500,000

No royalties of any kind will apply to those properties.

c) In June 2004, the company acquired 100% of the shares of Perforaciones Mineras Ram S.A. de C.V. ("PMR"), an inactive Mexican company, for a consideration of $150,000. The purchase price is based on the valuation of the equipment, accessories and permits owned by PMR.

Corporate Information

BOARD OF DIRECTORS

Réjean Gosselin

Jean-Marc Lalancette

Philip Renaud

André St-Michel

Mousseau Tremblay

OFFICERS

Réjean Gosselin
President

André St-Michel
Executive Vice-President

Leonard Teoli
Chief Financial Officer

Luce L. Saint-Pierre
Secretary

ANNUAL MEETING

The Annual and Special Meeting of Shareholders of Dia Bras Exploration Inc. will be held on August 30, 2004 at 10:00 a.m. at 630 René-Lévesque Blvd. West, 16th floor, Room St.Laurent, Montréal, Québec.

SOLICITORS

Colby, Monet, Demers, Delage & Crevier

1501 McGill Avenue
Suite 2900
Montréal, Québec
H3A 3M8

AUDITORS

PricewaterhouseCoopers LLP

1250 René-Lévesque Blvd. West
Suite 2800
Montréal, Québec
H3B 2G4

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

1500 University Street
Suite 700
Montréal, Québec
H3A 3S8

EXCHANGE LISTING

The TSX Venture Exchange

SYMBOL

DIB

CUSIP

25244F 10 9

Additional copies of this report may be obtained upon request to :

Dia Bras Exploration Inc.

630 René-Lévesque Blvd. West
Suite 2930
Montréal, Québec
H3B 1S6

Tel. : (514) 866-6001
Fax : (514) 866-6193

Vascodesign.com D-10642





DIA BRAS
exploration

Rapport annuel 2004

Faits saillants

Juillet 2003 Acquisition de six (6) claims couvrant 5 201 hectares : les propriétés Santa María, El Cumbre, San José, Ampliacion San José, El Val et El Val 2.

Août 2003 Acquisition d'une licence Nichromet pour le Mexique. Le procédé Nichromet est un procédé métallurgique qui permet la récupération des métaux précieux et communs sans impact négatif sur l'environnement. Ce procédé utilise la chlorination en circuit fermé.

Novembre 2003 Acquisition de 100% de la propiété Valenzuela (Piedras Verdes) de 93 hectares. Cette propriété offre un excellent potentiel d'exploration car elle est contiguë aux autres projets de la société et entoure complètement les propriétés Bolivar III et Bolivar IV. On retrouve sur la propriété Valenzuela les zones Bolivar Ouest, Bolivar Nord, Increible, El Gallo 1, 2 et 3 et Montura.

Acquisition par jalonnement de la propriété Mesquital de 4 200 hectares. Cette propriété est contiguë aux autres projets de la société ainsi qu'à la propriété El Sauzal exploitée par Glamis Gold Ltd. et dont les réserves sont évaluées à 2,0 millions d'onces d'or.

Décembre 2003 Début des forages sur la propriété Valenzuela.

Janvier 2004 Acquisition d'une option dans El Oro, propriété située dans l'extension nord-ouest des structures poly-métalliques de Bolivar III et Bolivar IV.

Acquisition de PC 1135 et PC 1135 Extension, propriétés qui offrent un potentiel pour l'or. Les propriétés El Oro, PC 1135 et PC 1135 Extension couvrent 5 127 hectares.

ÉVÉNEMENTS POSTÉRIEURS AU 31 MARS 2004

Mai 2004 Confirmation du potentiel pouvant être exploité à ciel ouvert.

Dans la zone Increible, le sondage Dia-003 entrecoupe une section de 100 mètres d'épaisseur à partir de la surface avec des teneurs de 0,9 % Cu, 22 g/t Ag et 0,4 % Zn et le sondage Dia-012 entrecoupe une section de 49 mètres titrant 1,07 % Cu, 17,4 g/t Ag et 0,77 % Zn.

Dans la zone Bolivar Ouest, le sondage Dia-018 entrecoupe une section de 44 mètres titrant 1,1 % Cu, 44 g/t Ag et 0,49 g/t Au.

Ces résultats confirment la possibilité d'exploitation à ciel ouvert de ces deux zones où la valeur par tonne métrique serait de 35 $. De plus, on a répertorié plusieurs sections à haute teneur dans des bandes de 50 à 100 mètres de largeur sur 100 à 500 mètres de longueur.

Acquisition de Promontorio et Hidalgo, deux gîtes à haute teneur en cuivre, or et argent, couvrant 45 hectares. Ces gîtes sont situés dans la région d'Ocampo dans l'état de Chihuahua près du projet de Gammon Lake. Selon Mine Development Associates, les gîtes contiennent 1 023 000 tonnes métriques dont 625 000 titrant 4,04 % Cu, 2,61 g/t Au et 65,79 g/t Ag.

Message aux actionnaires



Réjean Gosselin, président

Au nom du conseil d'administration de Exploration Dia Bras inc., il me fait plaisir de vous présenter le rapport annuel de la société.

Que de chemin parcouru au cours du dernier exercice! Dia Bras a enfin trouvé sa voie. Après les années difficiles qu'ont connues les sociétés minières, et principalement les sociétés d'exploration, Dia Bras a su se positionner adéquatement pour le retour en force du marché des métaux. Elle a diminué peu à peu son implication dans l'exploration diamantifère et s'est tournée vers l'exploration des métaux précieux et des métaux communs et, afin d'assurer son développement à long terme, elle s'est établie dans une région au potentiel minéral reconnu, la Sierra Madre mexicaine.

En juillet 2003, la société faisait l'acquisition de propriétés présentant un excellent potentiel de découverte pour les métaux précieux et les métaux communs dans l'état de Chihuahua dans le nord du Mexique. Le potentiel de ces projets a vite été reconnu par les analystes miniers et la communauté financière, ce qui s'est reflété dans une augmentation importante du volume de transactions et du prix des actions de Dia Bras. Les efforts déployés par la société pour financer ses projets ont été couronnés de succès et plus de 12 millions de dollars de placements privés ont été réalisés.

En moins d'un an, la société s'est solidement implantée au Mexique grâce à sa filiale Dia Bras Mexicana qui a pignon sur rue dans la ville de Chihuahua, capitale de l'état du même nom. Plus de 40 mexicains travaillent pour la société à partir d'installations adéquates bâties directement sur les sites d'exploration. Quatre foreuses travaillent en permanence à tester les meilleures cibles sur les projets. Dia Bras possède maintenant plus de 16 000 hectares dans la région de Piedras Verdes et, avec l'acquisition prochaine de l'ancienne mine Bolivar, finira la couverture complète d'une structure minéralisée de plus de sept (7) kilomètres de longueur. Dia Bras considère également de nouvelles acquisitions similaires au projet Promontorio qui renferme plus d'un million de tonnes de réserves avec d'excellentes teneurs en or, argent et cuivre. Les résultats des travaux d'exploration ont été à la hauteur des attentes comme en fait état la section « Rapport des activités ».

On ne saurait passer sous silence l'acquisition de la technologie de récupération Nichromet. La société et ECU Silver Mining Inc. ont signé une lettre d'intention visant l'installation d'une usine-pilote pour vérifier le procédé Nichromet. Tous les tests en laboratoire complétés à ce jour démontrent une récupération métallique très supérieure aux méthodes traditionnelles et il sera intéressant de voir, pour la première fois, ce nouveau procédé en opération au Mexique sur nos roches minéralisées.

La société vient de connaître l'année la plus excitante depuis sa création et ne prévoit certainement pas ralentir le rythme en 2004-2005. Nous envisageons l'avenir avec optimisme car nous sommes tous convaincus, au sein du conseil d'administration, qu'avec le soutien de ses actionnaires, Dia Bras va accélérer sa croissance au Mexique.

Au nom du conseil d'administration,

Réjean Gosselin, président.

Rapport d'activités

Exploration



Les travaux d'exploration sont concentrés sur des propriétés de métaux précieux (or et argent) et communs (cuivre, plomb et zinc) situées dans les régions de Batopilas et d'Ocampo de la Sierra Madre dans l'état de Chihuahua au nord du Mexique. La société possède 13 propriétés et/ou options dans des propriétés couvrant une superficie de 16 503 hectares.

La société a complété un levé géophysique aéroporté sur plus de 95% de ses territoires et une première phase de prospection et de cartographie. Dia Bras a, de plus, prélevé plus de 1 000 échantillons de surface.

La campagne de forage qui a débuté en janvier 2004 se poursuit toujours avec quatre (4) foreuses et plus de 100 mètres forés par jour. Le 31 mars 2004, au-delà de 3 000 mètres étaient complétés. La société compte actuellement 45 employés.

Plus de 2 000 échantillons de carottes de forage ont été analysés principalement pour leur contenu en or, argent, cuivre, zinc et plomb par les laboratoires Lakefield Research et Activations Laboratories, tous deux situés en Ontario, et, surtout, par Chemex Laboratory de Vancouver en Colombie Britannique. Ces laboratoires ont également procédé aux analyses de l'ensemble des échantillons de roches prélevés en surface ou dans les anciens travaux souterrains.

La société a acquis les droits pour le Mexique du procédé Nichromet pour le traitement des minerais poly-métalliques. Ce procédé est recommandé car il n'a aucun impact négatif sur l'environnement.

André St Michel, ingénieur, agit comme personne qualifiée pour le programme d'exploration.

Batopilas

La société a localisé deux secteurs susceptibles d'opérations à ciel ouvert : le secteur Bolivar Ouest et la zone Increible qui font l'objet de forages de définition et où un calcul des ressources devrait être réalisé sous peu. Les zones Bolivar Nord, Montura, Centrale, Val et El Gallo 1, 2 et 3 offrent également un potentiel similaire d'opérations à ciel ouvert. L'ensemble de ces zones forme un complexe qui s'étend sur trois (3) kilomètres.

PERSPECTIVES

Les forages vont se poursuivre en 2004 sur l'ensemble des zones. Dans les zones plus avancées, telles que Bolivar Ouest et Increible, on procédera à l'évaluation du volume et à l'étude de préfaisabilité, y compris le prélèvement d'un échantillon en vrac de 30 000 tonnes métriques.



NEW MEXICO
SIERRA MADRE PRECIOUS METALS BELT
Ciudad Juarez
Pacific Ocean
INDEX MAP
SONORA
CHIHUAHUA
PRONMONTORIO
Ciudad Chihuahua
BOLIVAR
SINALOA
DURANGO
Los Mochis

LÉGENDE
- Ville
- Route
- Chemin de fer
- Occurences Au & Ag
- Ceinture de métaux précieux de la Sierra Madre

1 San Francisco (Geomaque) : 27 MT @ 0,027 oz Au/t
2 Santa Gertrudis (Phelps Dodge) 210,0 MT @ 0,08 oz Au/t
3 *Amelia (Red Rock)* : 1,0 MT @ 0,08 oz Au/t
4 Mulatos (Placer Dome & Kennecott : 33,0 MT @ 0,07 oz Au/t
5 Dolores (Minefinders) : 116,5 MT @ 0,024 oz Au/t, 1.39 oz Ag/t
6 Moris Mine (Manhattan Minerais) : *4,3 MT @ 0,068 oz Au/t*
7 Guadalupe y Calvo : 1,7 MT @ 1,18 oz Au/t, 16.6 oz Ag/t
8 Guanacevi : 6,0 MT @ 0,17 oz Au/t, 73.0 oz Ag/t
9 El Sauzal (Glamis Gold) : 47,0 MT @ 0,062 oz Au/t
10 *Lluvia de Oro (Santa Cruz Gold Inc)* : Production de 25.000 oz Au/an @ $210/oz
11 Ocampo (Gammon Lake) : Ressources d'environ 2 millions oz
12 Alamo Dorado (Corner Bay) : Ressources d'environ 1 million oz
13 Monterde (Kimber Resources) : *47,0 MT @ 2.26 g/t Au, 106.6 g/t Ag*

EXPLORATION DIA BRAS INC

GÎTES DE LA CEINTURE DE MÉTAUX PRÉCIEUX DE LA SIERRA MADRE ÉTAT DE CHIHUAHUA, MEXIQUE

Ocampo



La société a une option pour acquérir un intérêt de 100% dans les propriétés Promontorio et Hidalgo situées dans la région d'Ocampo à seulement trois (3) kilomètres du projet de Gammon Lake. Les ressources des propriétés Promontorio et Hidalgo à haute teneur en cuivre, or et argent telles que calculées par Mine Development Associates (« MDA ») s'établiraient de 1 023 000 tonnes métriques dont 625 000 tonnes métriques de ressources indiquées par forage titrant 4,04 % Cu, 2,61 g/t Au et 65,79 g/t Ag et des ressources inférées de 398 000 tonnes métriques titrant 3,87 % Cu, 2,19 g/t Au et 59,16 g/t Ag.

PERSPECTIVES

Ces projets sont à l'étape de faisabilité. La société veut à court terme compléter la compilation de l'ensemble des données disponibles et entreprendre un programme de forage au diamant dont l'objectif sera de doubler le volume connu à ce jour. Les ressources actuelles sont délimitées dans la première tranche de 100 mètres à partir de la surface et, selon MDA, 50% de ces ressources peuvent être exploitées à ciel ouvert.

L'application du procédé Nichromet a donné d'excellents résultats, soit des taux de récupération de plus de 90% pour l'ensemble des métaux et ce, sans impact négatif sur l'environnement.

Résultats

En date du 31 mars 2004, la société avait réalisé 16 forages pour un total de 3 021 mètres.

En date du 1er juillet 2004, la société a complété 30 forages pour plus 6 000 mètres. Les foreuses ont été surtout utilisées sur six (6) des 11 cibles répertoriées : Increible, Bolivar Ouest, Bolivar Nord, El Gallo 1, 2 et 3. Les cibles Pequinia, Montura, Centrale, Val et San José seront forées au cours des mois de juillet et août 2004.

Le récent forage sur Bolivar Ouest a délimité une structure minéralisée d'une largeur moyenne de 100 mètres et d'une épaisseur de 200 mètres. Les forages 16, 17, 18, 20, 21, 23, 25 et 26 ont tous été pratiqués au même endroit mais dans des directions et à des angles différents. Le forage confirme une minéralisation en cuivre-zinc exploitable à ciel ouvert de façon économique avec des crédits en or et en argent importants (Se référer au tableau ci-dessous). Le forage 25 en direction nord et le forage 18 en direction sud ont révélé une minéralisation en surface d'une largeur de 70 mètres titrant plus de 1 % Cu, 1 % Zn, 0,46 g/t Au, et 13 g/t Ag. La zone Bolivar Ouest est située un (1) kilomètre au nord-ouest de la zone Increible qui présente une intersection de 100 mètres titrant 0,9 % Cu et 1 % Zn dont 25 mètres à 2 % Cu et 2 % Zn.

La principale structure de contrôle sur laquelle sont situées les zones Bolivar Ouest et Increible s'étend sur dix (10) kilomètres dans les limites de la propriété de Dia Bras et est l'hôte de La Pequeña (3,84 % Cu, 0,72 % Zn, et 237 g/t Ag) et de La Montura (3,69 % Cu, 7,8 % Zn, et 34 g/t Ag), ces deux zones étant situées à un (1) kilomètre au sud-est de la zone Increible. On a mobilisé une foreuse sur La Montura alors que deux foreuses vérifient l'extension de la zone Bolivar Ouest.



Piedras Verdes

Zone	Trou #	De	À	Épaisseur (m)	Au (ppm)	Ag (ppm)	Cu (%)	Zn (%)
Bolivar Ouest	16	19	41	22	-	12,47	0,35	1,60
		77	85	8	2,63	44,26	0,65	-
		103	110	7	0,26	30,94	0,26	1,62
	18	6	50	44	0,46	48,16	1,14	1,15
		63	69	6	0,73	-	0,73	0,37
	20	13	44	31	0,03	7,92	0,23	2,03
	21	9	28	19	0,07	10,52	0,32	2,63
		43	45	2	-	5,20	0,23	1,29
	23	3	31	28	0,11	13,61	0,423	2,33
	25	3	19	16	0,08	13,6	0,23	1,92
		52	55	3	0,93	37,6	0,81	-
	26	13	39	26	0,47	13,14	1,10	1,35
		65	69	4	1,39	3,07	0,46	-
		99	117	18	1,01	17,12	1,03	-
		129	144	15	-	-	0,29	-
		160	168	8	0,516	-	0,50	-
		210	228	18	1,14	-	0,83	-
		243	245	2	0,55	-	0,21	-
Valenzuela - Increible	3			100	-	22	0,9	0,4
	Dont:			25	-	58	2,0	2,05
	Dont:			9	-	144	4,91	5,38
	12			49	-	17,4	1,07	0,77
La Montura	Échantillons de canal			6	-	34	3,69	7,80
La Pequeña				6	-	237	3,84	0,72

Promontorio

Trou #	De	À	Épaisseur (m)	Au (ppm)	Ag (ppm)	Cu (%)
95-03	-	-	25	6,17	105	7,33
96-01	-	-	16,75	3,43	133	7,98
96-36	-	-	10,4	-	6,9	9,43

Analyse de la direction

Revue

La société a été très active au cours de l'exercice terminé le 31 mars 2004. Au début de l'exercice, la société avait un peu moins de 100 000 $ d'encaisse, exclusivement des fonds accréditifs qui devaient être dépensés en frais d'exploration au Canada en 2003. La société a utilisé ces fonds pour un programme de reconnaissance sur les propriétés Macaskill et Magpie du projet Wawa, en Ontario.

À compter de juillet 2003, les activités de la société ont été essentiellement concentrées au Mexique. La Sierra Madre est une région minière reconnue où plusieurs sociétés explorent et exploitent des gîtes. En juillet 2003, la société a fait l'acquisition d'une option sur les propriétés d'exploration Santa María et San José dans l'état de Chihuahua. L'effet combiné de cette acquisition et d'une augmentation du prix des métaux précieux a permis à la société de lever des fonds par le biais de placements privés. De septembre 2003 à janvier 2004, la société a réalisé des financements de plus de 12 millions de dollars, qui lui permettront de développer ses actifs miniers, d'acquérir des propriétés additionnelles et de satisfaire ses besoins en fonds de roulement. Ces financements ont également servi à établir une structure financière qui facilitera l'apport de fonds nouveaux par l'exercice de bons de souscription.

En février 2004, la société a constitué une filiale mexicaine en propriété exclusive, Dia Bras Mexicana S de RL de CV. Les états financiers de fin d'année consolident les comptes de cette filiale.

En 2003-2004, les coûts d'acquisition des propriétés, bâtiment et équipement et les dépenses d'exploration, principalement sur les propriétés mexicaines, se sont élevés à plus de trois millions de dollars.

Résultats d'exploitation

Au cours de l'exercice terminé le 31 mars 2004, la société a encouru une perte de 1 176 702 $ (0,05 $ par action) comparativement à une perte de 685 484 $ (0,07 $ par action) pour l'exercice terminé le 31 mars 2003. La perte de 2004 tient compte d'une dépense de 293 500 $ au titre des options d'achat d'actions attribuées et acquises au cours de l'exercice (néant en 2003) (Se référer à la section « Changements dans les politiques comptables » ci-dessous). Les résultats de 2004 comprennent également les frais de promotion de 472 391 $ encourus dans le but de promouvoir la société auprès d'investisseurs potentiels. Les autres frais, comme les frais d'administration, les honoraires professionnels et de consultation ainsi que les dépenses d'information des actionnaires ont sensiblement augmenté par rapport à l'exercice précédent, résultat d'un niveau d'activités plus élevé. Il n'y a pas eu de radiation d'actif minier en 2004 (562 113 $ en 2003).

Activités d'exploration

MEXICO

En juillet 2003, la société a conclu une convention d'option avec El Paso Partners, Ltd. en vertu de laquelle la société peut acquérir un intérêt de 100 % dans certaines propriétés d'or, d'argent et de métaux communs dans l'état de Chihuahua au Mexique, en encourant des dépenses d'exploration de 4 000 000 $US et en faisant des versements additionnels de 724 000 $US au cours d'une période de six ans. A titre de frais d'intermédiation, la société a accepté de verser 10 000 $ au comptant et d'émettre 400 000 actions ordinaires de son capital-actions. Au 31 mars 2004, il reste à émettre 200 000 actions.

Après la revue diligente effectuée sur les propriétés Santa María et San José, la société a entrepris, en novembre 2003, la première phase d'une campagne d'exploration sur ces propriétés. La société a aussi fait l'acquisition de propriétés et/ou options dans des propriétés additionnelles dans l'état de Chihuahua (Se référer à la note 7 des Notes afférentes aux états financiers consolidés).

Les coût d'acquisition et de jalonnement de propriétés et autres frais reliés se sont élevés à 409 915 $ alors que les dépenses d'exploration ont atteint 1 861 508 $. Un levé géophysique aéroporté de plus de 2 500 kilomètres a été complété sur l'ensemble des propriétés mexicaines. Les frais qui y sont reliés et les frais de supervision se sont élevés à 637 893 $. Au début de 2004, la société a commencé une importante campagne de 70 forages dont la principale cible est la propriété Piedras Verdes. Ce programme est toujours en cours et les résultats sont publiés dès qu'ils sont disponibles. En fin d'exercice, la société établissait un camp à Cieneguita et augmentait le personnel et la machinerie sur le site. Le coût des bâtiments et de la machinerie s'élève à 662 604 $.

Après la fin de l'exercice, la société a conclu une convention d'achat d'option lui permettant d'acquérir un intérêt de 100 % dans les propriétés Promontorio et Hidalgo, également situées dans l'état de Chihuahua, en contrepartie d'un montant de 3 000 000 $US payable au cours d'une période de cinq ans (Se référer à la note 16 des Notes afférentes aux états financiers consolidés).

WAWA

Au cours de l'exercice, la société a réalisé un programme de reconnaissance sur les propriétés Macaskill et Magpie dans la région de Wawa en Ontario, programme financé par le placement privé accréditif de 120 000 $ de décembre 2002. Ce sont les seuls frais encourus sur la propriéte de Wawa (sauf pour le renouvellement des claims) relativement à la convention d'option avec Exploration Diamantifère Oasis inc. (« Oasis »). Selon cette convention, la société devait dépenser 500 000 $ en travaux d'exploration au cours de la première année afin d'acquérir un intérêt de 10 % dans les propriétés. La société et Oasis sont à renégocier les termes de la convention mais Oasis a confirmé la validité de l'option.

La société a émis 450 000 actions ordinaires à Oasis au cours de l'exercice. Toutefois, comme entendu entre la société et Oasis, au lieu et en remplacement de l'émission d'une deuxième tranche de 450 000 actions ordinaires en octobre 2003, la société a effectué les paiements requis pour le renouvellement des claims des propriétés de Wawa au nom de Oasis.

Financement et liquidités

La situation financière de la société s'est grandement améliorée au cours de l'exercice. Depuis septembre 2003, la société a émis : i) 20 313 997 actions ordinaires pour une contrepartie totale au comptant de 12 095 551 $ dans le cadre de placements privés d'unités à des prix variant entre 0,12 $ et 1,57 $ l'unité ; ii) 621 041 actions ordinaires lors de la levée d'options (118 658 $); et iii) 2 987 332 actions ordinaires lors de l'exercice de bons de souscription (582 246 $) (Se référer aux notes 8 et 9 des Notes afférentes aux états financiers consolidés). La combinaison de la hausse des prix des métaux précieux et communs et de projets d'exploration de qualité ont attiré l'attention des investisseurs. Le cours des actions de la société a augmenté de 0,12 $ en août à un maximum de 2,52 $ à la fin de décembre 2003. Au 31 mars 2004, 20 326 665 bons de souscription ayant un prix d'exercice moyen de 0,75 $ l'action étaient en circulation, représentant un financement potentiel de plus de 15 millions de dollars. Après la fin de l'exercice, 1,5 million de bons de souscription ont été exercés pour une contrepartie au comptant de plus de 430 000 $.

En 2002-2003, la société avait émis 1 200 000 actions ordinaires pour une contrepartie totale au comptant de 180 000 $. Aucun bon de souscription n'avait été exercé ni aucune option levée.

Au 31 mars 2004, le fonds de roulement consolidé de la société s'élève à 8 139 983 $, les espèces, quasi-espèces et dépôts à court terme représentant 8 207 091 $, comparativement à un fonds de roulement de 32 241 $ au 31 mars 2003.

INVESTISSEMENTS

Au cours de l'exercice, la société a versé à Nichromet Extraction inc. (« Nichromet »), une société privée, une avance sur redevance non remboursable de 350 000 $. Cette avance a été comptabilisée au bilan sous le poste Frais reportés - Avance sur paiement de redevance. (Se référer à la rubrique « Conventions comptables critiques » ci-dessous).

Engagement financier

Le seul engagement financier de la société pour les cinq prochaines années est le loyer annuel de 50 000 $.

Modification de conventions comptables

COMPENSATION SOUS FORME D'OPTIONS

La société a choisi d'appliquer, à compter du 1er avril 2003 et de manière prospective, la méthode de la juste valeur pour comptabiliser l'octroi d'options à ses employés, dirigeants, administrateurs et consultants. Le coût total relatif aux options s'élève, en 2003-2004, à 480 675 $ dont 187 175 $ capitalisés aux actifs miniers à titre de frais d'exploration reportés. Les effets de l'adoption de la méthode de la juste valeur sont reflétés dans le bilan et dans les résultats de la société. Toute contrepartie versée lors de la levée d'options d'achat d'actions est portée au crédit du capital-actions

Conventions comptables critiques

UTILISATION D'ESTIMATIONS

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de même que sur la présentation de l'actif et du passif éventuels, à la date des états financiers, ainsi que sur les montants présentés au titre des produits et des charges au cours de la période de présentation de l'information. Les résultats réels peuvent différer de ces estimations.

FRAIS REPORTÉS - AVANCE SUR PAIEMENT DE REDEVANCE

Le 26 août 2003, la société a acquis auprès de Nichromet les droits d'utilisation et de commercialisation d'une licence relativement à une technologie d'extraction métallurgique (la « licence »), pour le territoire du Mexique en contrepartie d'une redevance nette d'affinage de 1 % sur toute production en provenance de ses propriétés *mexicaines résultant de l'utilisation de la licence. La société a versé à Nichromet un montant non remboursable de* 350 000 $ à titre d'avance sur paiement de redevance. Cette avance est comptabilisée au bilan sous le poste Frais reportés - Avance sur paiement de redevance et sera chargée aux opérations à titre de redevance sur la production minérale des propriétés sujettes à la convention, à raison de 1 % des revenus nets d'affinage (NSR) ou, le cas échéant, à raison de 50% de la redevance obtenue à la suite de la vente de sous-licence à des tiers.

Si la société n'utilise pas la licence au cours de la période de deux ans suivant la date de la convention, elle perdra ses droits à la licence et les frais reportés seront radiés.

Risques et incertitudes

RISQUE LIÉ AUX ACTIVITÉS

L'exploration et la mise en valeur de gisements miniers comportent des risques importants que même une évaluation soignée, l'expérience et le savoir-faire ne peuvent éliminer. Toutes les propriétés minières de la société sont au stade d'exploration. Rien ne garantit que les campagnes d'exploration de la société mèneront à la découverte de gisements commercialement rentables. La société a de nombreux concurrents disposant de ressources financières, techniques ou autres plus importantes que les siennes.

La société a pris des moyens conformes aux standards de l'industrie pour des propriétés au stade de l'exploration pour s'assurer de titres de propriété valables. Toutefois, rien ne garantit que les titres de quelconque de ses propriétés ne seront pas contestés ou remis en question. Les titres de propriété de la société pourraient être assujettis à des ententes ou à des transferts antérieurs non enregistrés ou être affectés, entre autres, de vices qui n'ont pas été relevés.

Le prix des métaux précieux et communs est également un facteur de risque qui peut avoir un effet direct sur le succès des opérations de la société.

TAUX DE CHANGE

Les opérations de la société se font en devises alors que le financement est en dollars canadiens. La société est donc exposée au risque sur le taux de change. La société n'a pas de politique de couverture. Les devises nécessaires sont achetées sur la base du budget d'exploration.

RISQUE LIÉ AUX TAUX D'INTÉRÊT

Les espèces et quasi-espèces et les dépôts à court terme portent intérêt à des taux variables.

Perspectives

La société est d'avis que son portefeuille de propriétés est très prometteur. Elle est toujours à la recherche de propriétés qui seraient un complément parfait à ses propriétés actuelles dans l'état de Chihuahua.

La société poursuit son programme d'exploration sur la propriété San José. Une équipe d'exploration procède présentement à une révision en profondeur de toutes les propriétés de la société en vue de planifier les futurs programmes.

En avril 2004, la société a signé un contrat de licence avec Diagnos Inc. qui détient les droits d'un programme (le « programme ») utilisé dans le domaine de l'exploitation de données et qui sert à l'interprétation de données numérisées générées par les levés géophysiques, l'imagerie satellite et les analyses géochimiques. Le coût d'acquisition de la licence est de 50 000 $ pour le Mexique. La licence permet à la société d'utiliser immédiatement le programme pour l'analyse des données de ses propriétés mexicaines.

La société est d'avis que les actuelles conditions financières, d'opération et de marché sont les meilleures depuis longtemps et par conséquent, elle est optimiste quant au développement de ses actifs au cours de 2004-2005.

États financiers consolidés

31 MARS 2004 ET 2003

DIA BRAS
exploration

Rapport des vérificateurs

Aux actionnaires de
Exploration Dia Bras inc.

Nous avons vérifié les bilans consolidés de **Exploration Dia Bras inc.** aux 31 mars 2004 et 2003 et les états consolidés des résultats et déficit et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 31 mars 2004 et 2003 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

PricewaterhouseCoopers s.r.l.

Comptables agréés
Montréal, Canada
Le 12 juillet 2004

Responsabilité de la direction quant aux rapports financiers

La direction de la société est responsable de la préparation des états financiers consolidés ainsi que des autres renseignements financiers contenus dans le rapport annuel. Les états financiers consolidés ont été dressés conformément aux principes comptables généralement reconnus du Canada et comprennent nécessairement des montant déterminés selon des estimations et des jugements de la part de la direction.

La direction maintient un système comptable et de contrôle interne afin de présenter des états financiers consolidés fiables et de fournir une assurance raisonnable quant à la protection des actifs.

PricewaterhouseCoopers s.r.l., comptables agréés, nommés par les actionnaires, ont effectué une vérification des états financiers consolidés de la société. Leur rapport est inclus aux présentes.

Il incombe au conseil d'administration de la société de s'assurer que la direction remplit ses obligations en ce qui a trait à l'information financière. Le conseil d'administration s'acquitte de cette tâche par le biais du comité de vérification qui est composé de trois administrateurs dont deux sont indépendants de la direction. Le comité de vérification et les vérificateurs externes se réunissent une fois par année avec et sans la présence de la direction afin de réviser les états financiers et de discuter de questions touchant la vérification et le contrôle interne.

Sur recommandation du comité de vérification, le conseil d'administration a approuvé les états financiers consolidés de la société.

Réjean Gosselin
Président

Leonard Teoli
Chef des opérations financières

Bilans consolidés

Aux 31 mars 2004 et 2003

	2004 $	2003 $
ACTIF		
ACTIF À COURT TERME		
Espèces et quasi-espèces (note 5)	**4 707 091**	96 747
Dépôt à court terme, échéant le 2 août 2004, *portant intérêt à un taux annuel de 2,3 %*	**3 500 000**	—
Comptes débiteurs	**112 580**	34 417
Frais payés d'avance	**26 887**	4 000
	8 346 558	135 164
FRAIS REPORTÉS - AVANCE SUR PAIEMENT DE REDEVANCE (note 6)	**350 000**	—
ACTIFS MINIERS (note 7)		
Coût et frais d'exploration reportés	**2 552 001**	28 000
Bâtiments et équipements d'exploration	**662 064**	—
	11 910 623	163 164
PASSIF		
PASSIF À COURT TERME Comptes créditeurs et frais courus	**206 575**	102 923
CAPITAUX PROPRES		
CAPITAL-ACTIONS (note 8)	**17 004 115**	3 589 660
DÉFICIT	**(5 780 742)**	(3 529 419)
SURPLUS D'APPORT (note 10)	**480 675**	—
	11 704 048	60 241
	11 910 623	163 164

Approuvé par le Conseil,

André St-Michel

Philip Renaud

Résultats et déficit consolidés

Pour les exercices terminés les 31 mars 2004 et 2003

	2004 $	2003 $
REVENU D'INTÉRÊTS	**30 872**	—
CHARGES		
Frais d'administration	**160 194**	28 637
Honoraires professionnels et de consultants	**153 414**	80 094
Information aux actionnaires et frais des fiduciaires	**102 046**	14 640
Frais de promotion	**472 391**	—
Rémunération à base d'actions (note 9)	**293 500**	—
Perte de change	**26 029**	—
Radiation d'actifs miniers	**—**	562 113
	1 207 574	685 484
PERTE NETTE DE L'EXERCICE	**(1 176 702)**	(685 484)
DÉFICIT AU DÉBUT DE L'EXERCICE	**(3 529 419)**	(2 828 810)
FRAIS RELATIFS À L'ÉMISSION D'ACTIONS	**(1 074 621)**	(15 125)
DÉFICIT À LA FIN DE L'EXERCICE	**(5 780 742)**	(3 529 419)
PERTE NETTE DE BASE ET DILUÉE PAR ACTION	**(0,05)**	(0,07)
NOMBRE MOYEN PONDÉRÉ DE BASE ET DILUÉ D'ACTIONS EN CIRCULATION	**21 644 794**	9 703 395

Flux de trésorerie consolidés

Pour les exercices terminés les 31 mars 2004 et 2003

	2004 $	2003 $
FLUX DE TRÉSORERIE LIÉS AUX		
ACTIVITÉS D'EXPLOITATION		
Perte nette de l'exercice	**(1 176 702)**	(685 484)
Ajustements pour		
Rémunération à base d'actions	**293 500**	—
Radiation d'actifs miniers	**—**	562 113
	(883 202)	(123 371)
Variation des éléments hors caisse du fonds de roulement (note 12)	**2 602**	4 801
	(880 600)	(118 570)
ACTIVITÉS DE FINANCEMENT		
Capital-actions (note 8)	**12 796 455**	300 000
Frais relatifs à l'émission d'actions	**(549 621)**	(15 125)
	12 246 834	284 875
ACTIVITÉS D'INVESTISSEMENT		
Acquisition de dépôts à court terme	**(3 500 000)**	—
Augmentation des frais reportés - Avance sur paiement de redevance (note 6)	**(350 000)**	—
Cession d'actifs miniers	**—**	54 400
Augmentation des actifs miniers (notes 7 et 9)	**(2 905 890)**	(212 346)
	(6 755 890)	(157 946)
AUGMENTATION DES ESPÈCES ET QUASI-ESPÈCES AU COURS DE L'EXERCICE	**4 610 344**	8 359
ESPÈCES ET QUASI-ESPÈCES AU DÉBUT DE L'EXERCICE	**96 747**	88 388
ESPÈCES ET QUASI-ESPÈCES À LA FIN DE L'EXERCICE	**4 707 091**	96 747

Notes afférentes aux états financiers consolidés

31 mars 2004 et 2003

1 ⁝ NATURE DES ACTIVITÉS

La société a été constituée en vertu de la Loi canadienne sur les sociétés par actions le 11 avril 1996.

La société détient des options pour acquérir un intérêt dans des propriétés minières situées dans le district de Chihuahua, au Mexique, et dans la région de Wawa en Ontario, au Canada, qui sont présentement au stade de l'exploration et pour lesquelles la rentabilité de la mise en exploitation n'a pas encore été déterminée. Le recouvrement des coûts engagés sur ces propriétés et des frais d'exploration reportés afférents dépend de l'existence en quantité suffisante de minerai, de la confirmation des intérêts de la société dans les claims miniers sous-jacents, de la possibilité pour la société d'obtenir le financement nécessaire pour la mise en exploitation de ces propriétés et de la rentabilité de la production future ou de la cession de telles propriétés à un montant égal à l'investissement de la société.

La société a pris des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin d'obtenir les titres de ses propriétés. Toutefois rien ne garantit que les titres des propriétés de la société ne seront pas contestés. Les titres de propriété peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés.

2 ⁝ PRINCIPALES CONVENTIONS COMPTABLES

PÉRIMÈTRE DE CONSOLIDATION

Les états financiers consolidés de la société incluent les comptes de la société et de sa filiale en propriété exclusive Dia Bras Mexicana S de RL de CV.

UTILISATION D'ESTIMATIONS

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de même que sur la présentation de l'actif et du passif éventuel, à la date des états financiers, ainsi que sur les montants présentés au titre des revenus et des charges au cours de la période de présentation de l'information. Les résultats réels peuvent différer de ces estimations.

FRAIS REPORTÉS - AVANCE SUR REDEVANCE

Les frais reportés relatifs à la licence Nichromet sont comptabilisés au coût. Ils seront passés en charges à titre de redevance au moment de la production des propriétés couvertes par la convention, à raison de 1 % du revenu net d'affinage.

Si la technologie couverte par la licence Nichromet n'est pas utilisée dans une période de deux ans à compter de la signature de la convention, les frais reportés seront alors radiés.

ACTIFS MINIERS

Les actifs miniers sont composés d'options pour l'acquisition de participations dans des propriétés minières, de frais d'exploration reportés, de bâtiments et d'équipements d'exploration. Tous les coûts directement liés aux projets à l'étranger sont capitalisés.

Coûts et frais d'exploration reportés

Les coûts et frais d'exploration sont reportés jusqu'à ce que la rentabilité économique du projet soit déterminée; à ce moment, ces coûts sont transférés aux propriétés minières, usine et équipement. Les coûts sont radiés lorsque les propriétés d'exploration sont abandonnées ou lorsque la récupération des coûts est incertaine. La direction a défini l'incertitude de la façon suivante : lorsqu'il n'y a pas de ressources financières disponibles pour le développement pendant une période de trois années consécutives ou lorsque les résultats des travaux d'exploration ne justifient pas d'investissements additionnels.

Le produit de cession d'un actif minier est porté en diminution des coûts capitalisés s'y rapportant, et tout excédent du produit est constaté comme gain à l'état des résultats. En cas de cession partielle, s'il y a excédent des coûts capitalisés sur le produit, seule la perte est comptabilisée.

Bâtiments et équipements d'exploration
Les bâtiments et équipements d'exploration sont comptabilisés au coût. L'amortissement des bâtiments et des équipements est capitalisé aux frais d'exploration reportés lorsqu'ils se rapportent à des projets spécifiques. L'amortissement est calculé selon les méthodes, les taux ou la période suivants :

	MÉTHODE	TAUX/PÉRIODE
Bâtiments	Solde dégressif	10 %
Équipements et matériel roulant	Solde dégressif	30 %
Mobilier de bureau et équipement informatique	Linéaire	3 ans

DEVISES

Conversion de devises
Les actifs et les passifs monétaires en devises sont convertis en dollars canadiens au cours du change en vigueur à la fin de l'exercice. Les autres actifs et passifs ainsi que les éléments de l'état des résultats et déficit sont convertis au cours du change en vigueur à la date de chacune des opérations. Les gains ou les pertes de change sont imputés aux résultats.

Filiale étrangère
La filiale de la société est considérée comme un établissement étranger intégré. Par conséquent, la réévaluation des comptes de la filiale en monnaie fonctionnelle est effectuée selon la méthode temporelle. D'après cette méthode, les éléments d'actif et de passif monétaires exprimés en devises sont réévalués au taux de change en vigueur à la date du bilan alors que les éléments d'actif et de passif non monétaires sont réévalués aux taux historiques. Les produits et les charges sont réévalués au taux de change moyen pour la période. Les gains ou les pertes de change sont portés aux résultats.

IMPÔTS SUR LES BÉNÉFICES
La société pourvoit aux impôts sur les bénéfices selon la méthode du report variable. Selon cette méthode, les actifs et les passifs d'impôts futurs sont établis selon les écarts temporaires déductibles ou imposables entre la valeur comptable et la valeur fiscale de l'actif et du passif, en utilisant les taux d'imposition promulgués qui sont prévus être en vigueur pour l'exercice durant lequel il est prévu que les écarts se résorberont.

La société établit une provision pour moins-value à l'égard des actifs d'impôts futurs si, selon les renseignements disponibles, il est plus probable qu'improbable qu'une partie ou la totalité des actifs d'impôts futurs ne sera pas réalisée.

FRAIS RELATIFS À L'ÉMISSION D'ACTIONS
Les frais relatifs à l'émission d'actions sont comptabilisés dans l'exercice au cours duquel ils *sont engagés et sont passés en augmentation du déficit lorsque les actions sont comptabilisées.*

RÉSULTAT PAR ACTION
Le résultat par action est calculé en utilisant le nombre moyen pondéré d'actions en circulation au cours de l'exercice. Le résultat dilué par action est calculé en utilisant le nombre moyen pondéré d'actions en circulation au cours de l'exercice en considérant l'effet de dilution des options d'achat d'actions et autres titres dilutifs établi selon la méthode du rachat d'actions.

Le résultat dilué par action est égal au résultat par action en raison de l'effet antidilutif des options d'achat d'actions et autres titres dilutifs.

3 ⁝ MODIFICATION D'UNE CONVENTION COMPTABLE

RÉGIME D'OPTIONS D'ACHAT D'ACTIONS
L'Institut Canadien des Comptables Agréés (l'« ICCA ») a établi de nouvelles normes relativement aux rémunérations et autres paiements sous forme d'actions. Le 1er avril 2003, la société a choisi d'utiliser de façon prospective la valeur de la méthode de la juste valeur pour enregistrer l'octroi d'options à ses employés, dirigeants, administrateurs et consultants. Les effets de l'adoption de la méthode de la juste valeur sont reflétés dans le bilan et sur les résultats de la société (notes 9 et 10). Toute contrepartie payée lors de la levée d'options d'achat d'actions est portée au crédit du capital-actions.

4 ⋮ INSTRUMENTS FINANCIERS

JUSTE VALEUR DES INSTRUMENTS FINANCIERS

La société a déterminé la juste valeur estimative de ses instruments financiers à partir d'estimations et d'hypothèses. Les résultats réels pourraient être différents de ces estimations et l'utilisation d'hypothèses ou de méthodes différentes pourrait avoir une incidence importante sur les justes valeurs estimatives.

Les espèces et quasi-espèces, le dépôt à court terme, les comptes débiteurs et les comptes créditeurs et frais courus sont des instruments financiers dont la juste valeur se rapproche de la valeur comptable en raison de leur échéance à court terme.

RISQUE DE TAUX D'INTÉRÊT

Les comptes débiteurs ainsi que les comptes créditeurs et frais courus de la société ne portent pas intérêt. Les espèces et quasi-espèces et le dépôt à court terme portent intérêt à des taux variables.

5 ⋮ ESPÈCES ET QUASI-ESPÈCES

Les espèces et quasi-espèces comprennent les dépôts à court terme échéant dans moins de trois mois.

Au 31 mars 2003, l'encaisse comprenait un montant de 96 747 $ qui était réservé pour des frais d'exploration devant être engagés au Canada avant le 31 décembre 2003. Il n'y a aucune restriction sur les espèces et quasi-espèces au 31 mars 2004.

6 ⋮ FRAIS REPORTÉS – AVANCE SUR PAIEMENT DE REDEVANCE

Le 26 août 2003, la société a acquis auprès de Nichromet Extraction Inc. (« Nichromet ») les droits d'utilisation et de commercialisation d'une licence sur une technologie d'extraction métallurgique pour le territoire du Mexique en contrepartie d'une redevance nette d'affinage de 1 % sur toute production effectuée sur ses propriétés mexicaines utilisant cette technologie. Si la technologie couverte par la licence n'est pas utilisée dans une période de deux ans à compter de la signature de la convention, les frais reportés seront alors radiés.

En plus, la convention permet à la société d'agir en tant qu'agent au Mexique pour la distribution de cette licence à des tierces parties, auquel cas elle partagerait également avec Nichromet toute contrepartie versée par ces tierces parties.

Lors de la dernière assemblée annuelle tenue le 30 septembre 2003, les actionnaires ont approuvé un changement de contrôle de la société. Nichromet fait partie du nouveau groupe de contrôle.

7 ⋮ ACTIFS MINIERS

COÛT ET FRAIS D'EXPLORATION REPORTÉS

	Coûts		Frais d'exploration reportés	
	2004	2003	**2004**	2003
	$	$	**$**	$
CANADA				
Wawa (option)	**159 907**	5 000	**120 671**	23 000
MEXICO				
District de Chihuahua				
Santa María (option)	**128 172**	—	**206 965**	—
San Jose (option)	**71 420**	—	**119 026**	—
Piedras Verdes (option)	**132 130**	—	**1 013 515**	—
El Cumbre	**38 099**	—	**112 569**	—
Mezquital	**18 048**	—	**94 236**	—
El Oro	**14 544**	—	**170 082**	—
La Cascada	**4 267**	—	**92 440**	—
Autres propriétés	**3 235**	—	**52 675**	—
	569 822	5 000	**1 982 179**	23 000

COÛT ET FRAIS D'EXPLORATION REPORTÉS

	2004 $	2003 $
Solde au début de l'exercice	**28 000**	320 167
Coût et frais d'exploration reportés		
Coûts d'acquisition, et frais reliés	**564 822**	168 414
Reconnaissance et échantillonnage	**75 890**	155 932
Planification, cartographie et rapports géologiques	**19 425**	—
Consultation en géologie et gestion	**486 977**	—
Levés géophysiques	**637 893**	—
Forage	**255 742**	—
Main d'œuvre et administration locales	**74 035**	—
Transport	**184 467**	—
Chemins	**37 575**	
Rémunération à base d'actions (note 9)	**187 175**	—
	2 524 001	324 346
Cession d'actifs miniers	**—**	(54 400)
Radiation d'actifs miniers	**—**	(562 113)
	2 524 001	(292 167)
Solde à la fin de l'exercice	**2 552 001**	28 000

CANADA

Wawa

La société a conclu en octobre 2002 une convention d'option avec Exploration Diamantifère Oasis Inc. (« Oasis ») par laquelle la société peut acquérir un intérêt cumulatif pouvant atteindre 50 % dans deux propriétés minières (Macaskill et Magpie) en encourant des dépenses d'exploration de 5 000 000 $ sur une période de quatre ans et en émettant 250 000 actions ordinaires à chacun des trois premiers anniversaires de la convention. En règlement du prix d'entrée de l'option, la société a versé un montant comptant de 10 000 $ et a émis 450 000 actions ordinaires.

À la date du premier anniversaire, la société n'a pas émis d'actions parce qu'elle avait effectué, au nom d'Oasis, des paiements additionnels pour le maintien des propriétés.

Basses terres de la baie de James

En 2002-2003, la société n'a pas renouvelé ses droits miniers dans les basses terres de la baie de James et a donc procédé à la radiation de ses propriétés au cours de l'exercice terminé le 31 mars 2003.

MEXIQUE - CHIHUAHUA

Projets Santa María et San José

En juillet 2003, la société a conclu une convention d'option avec El Paso Partners, Ltd. en vertu de laquelle elle peut acquérir un intérêt cumulatif pouvant atteindre 100 % dans des propriétés d'or, d'argent et de métaux communs situées dans le district de Chihuahua, au Mexique, en engageant des dépenses d'exploration totalisant 4 000 000 $ US et en effectuant des paiements additionnels pouvant atteindre 724 000 $ US sur une période de six ans. La société a également accepté de verser 10 000 $ comptant et d'émettre 400 000 actions ordinaires de son capital-action en frais d'intermédiation. Au 31 mars 2004, 200 000 actions ordinaires n'étaient toujours pas émises.

Piedras Verdes

Au cours de l'exercice terminé le 31 mars 2004, la société a conclu une convention d'option en vertu de laquelle elle peut acquérir un intérêt de 100 % dans la propriété Piedras Verdes pour une contrepartie au comptant de 200 000 $ US payable sur une période de deux ans. La propriété est située près de l'ancienne mine Bolivar et fut la cible principale de la campagne de forage entreprise au printemps 2004.

Au cours de l'exercice, la société a effectué un premier paiement de 73 500 $.

PROPRIÉTÉS EL ORO ET PC 1135

En janvier 2004, la société a conclu une convention en vue d'acquérir un intérêt de 100 % dans les propriétés El Oro et PC 1135, dans le district de Chihuahua, au Mexique, pour une contrepartie au comptant total de 20 000 $ US et l'émission de 500 000 actions ordinaires de la société dont 250 000 actions ordinaires à la date du premier anniversaire de la convention. La convention prévoit également le paiement d'une redevance nette d'affinage de 3 % sur toute production de ces propriétés.

Au 31 mars 2004, la société négocie certains termes de la convention avec les vendeurs dans le but de la modifier en convention d'option. À cette date, aucun paiement ni émission d'actions n'a eu lieu.

GUINÉE

En mai 2002, la société a conclu une convention d'option avec un tiers en vertu de laquelle elle pouvait acquérir un intérêt pouvant atteindre 60 % dans le prospect diamantifère Banankoro, en Guinée. Le coût initial de l'option était un paiement comptant de 50 000 $ et l'émission de 500 000 actions ordinaires. La société devait effectuer pour 1 000 000 $ US de travaux d'exploration ou de développement sur une période de deux ans.

En vertu de la convention, la société pouvait également acquérir un intérêt de 50 % dans cinq parcelles d'un permis artisanal en effectuant des travaux de 200 000 $ au cours d'une période d'un an. En 2002-2003, après avoir engagé des travaux d'exploration de 132 737 $ sur ce projet et, compte tenu des résultats décevants des travaux effectués, la société a choisi d'abandonner le projet.

BÂTIMENTS ET ÉQUIPEMENTS D'EXPLORATION

			2004
	Coût $	Amortissement cumulé $	Valeur nette $
Bâtiments			
Camp	**168 667**	**—**	**168 667**
Machinerie et équipements	**359 635**	**—**	**359 635**
Matériel roulant	**100 724**	**—**	**100 724**
Mobilier de bureau et équipement informatique	**33 038**	**—**	**33 038**
	662 064	**—**	**662 064**

Comme les bâtiments et équipements d'exploration ont été acquis en fin d'exercice, aucun amortissement n'a été comptabilisé.

8 : CAPITAL-ACTIONS

Autorisé

Un nombre illimité d'actions ordinaires sans valeur nominale

Émis

Les mouvements dans le capital-actions de la société se détaillent comme suit :

	2004		2003	
	Nombre d'actions	**Montant $**	Nombre d'actions	Montant $
Solde, au début de l'exercice	**10 846 011**	**3 589 660**	8 146 011	3 177 660
Émises et payées en argent (i) et (vii)	**20 313 997**	**12 095 551**	1 200 000	180 000
Émises à la suite de la levée d'options d'achat d'actions	**621 041**	**118 658**	—	—
Émises à la suite de l'exercice de bons de souscription	**2 987 332**	**582 246**	—	—
Émises contre des frais d'exploration au Canada (vi)	**—**	**—**	800 000	120 000
Émises en contrepartie d'actifs miniers (ii), (iii), (iv) et (v)	**650 000**	**69 000**	700 000	112 000
Émises à titre de commission (i)	**296 610**	**525 000**	—	—
Solde, à la fin de l'exercice	**35 714 991**	**16 980 115**	10 846 011	3 589 660
À être émises pour l'acquisition d'actifs miniers (ii)	**200 000**	**24 000**	—	—
Solde, actions émises et à être émises	**35 914 991**	**17 004 115**	10 846 011	3 589 660

i) Le 30 septembre 2003, la société a complété des placements privés portant sur 11 000 000 d'unités au prix de 0,12 $ l'unité pour une contrepartie totale au comptant de 1 320 000 $. Chaque unité est composée d'une action ordinaire de la société et d'un bon de souscription permettant au porteur de souscrire une action ordinaire de la société au prix de 0,17 $ l'action jusqu'au 30 septembre 2005.

En octobre 2003, la société a complété des placements privés portant sur 1 406 250 unités au prix de 0,64 $ l'unité pour une contrepartie totale au comptant de 900 000 $. Chaque unité est composée d'une action ordinaire de la société et d'un bon de souscription permettant au porteur de souscrire une action ordinaire de la société au prix de 0,80 $ l'action pendant une période de 24 mois suivant la clôture.

En novembre 2003, la société a complété des placements privés portant sur 2 987 778 unités au prix de 0,72 $ l'unité pour une contrepartie totale au comptant de 2 151 200 $. Chaque unité est composée d'une action ordinaire de la société et d'un bon de souscription permettant au porteur de souscrire une action ordinaire de la société au prix de 0,90 $ l'action pendant une période de 24 mois suivant la clôture.

En décembre 2003, la société a complété des placements privés portant sur 4 919 969 unités au prix de 1,57 $ l'unité pour une contrepartie totale au comptant de 7 724 351 $. Chaque unité est composée d'une action ordinaire de la société et d'un bon de souscription permettant au porteur de souscrire une action ordinaire de la société au prix de 2,00 $ l'action pendant une période de 24 mois suivant la clôture. La société a émis en guise de commission 296 610 actions ordinaires à un prix de 1,77 $ l'action ordinaire pour un montant total de 525 000 $.

ii) Le 29 juillet 2003, la société s'est engagée à émettre 400 000 actions ordinaires de la société à un prix de 0,12 $ l'action à titre d'honoraires d'intermédiation dans le cadre de la convention d'option avec El Paso Partners, Ltd. relativement aux propriétés mexicaines (note 7). Au 31 mars 2004, 200 000 actions ordinaires restaient à être émises.

iii) Conformément à la convention d'option avec Oasis (note 7), la société a émis à Oasis, en juin 2003, 450 000 actions ordinaires.

iv) En juillet 2002, la société a émis 200 000 actions ordinaires au prix de 0,16 $ l'action pour une contrepartie totale de 32 000 $ à une société contrôlée par une personne qui était alors administrateur pour l'acquisition de données aéromagnétiques couvrant 50 000 km^2 dans le territoire des basses terres de la baie de James. Cette transaction a été approuvée par les actionnaires lors de l'assemblée annuelle et extraordinaire tenue le 27 septembre 2001.

v) En vertu de la convention avec SAGEM S.A., la société a émis, le 26 juin 2002, 500 000 actions ordinaires au prix de 0,16 $ l'action pour une contrepartie totale de 80 000 $ (note 7).

vi) Le 27 décembre 2002, la société a complété un placement privé de 800 000 unités accréditives au prix de 0,15 $ l'unité pour une contrepartie totale de 120 000 $. Chaque unité comprend une action ordinaire accréditive et un bon de souscription permettant au porteur d'acquérir une action ordinaire de la société au prix de 0,20 $ l'action pendant une période de 18 mois suivant la clôture.

vii) Le 6 mai 2002, la société a complété un placement privé de 1 000 000 d'unités au prix de 0,15 $ l'unité pour une contrepartie totale de 150 000 $. Chaque unité comprend une action ordinaire et un bon de souscription permettant au porteur d'acquérir une action ordinaire de la société au prix de 0,20 $ l'action pendant une période de 18 mois suivant la clôture.

Le 8 janvier 2003, la société a complété un placement privé de 200 000 unités au prix de 0,15 $ l'unité pour une contrepartie totale de 30 000 $. Chaque unité comprend une action ordinaire et un bon de souscription permettant au porteur d'acquérir une action ordinaire de la société au prix de 0,20 $ l'action pour une période de 18 mois suivant la clôture.

BONS DE SOUSCRIPTION

Les bons de souscription en circulation permettant aux porteurs de souscrire un nombre équivalent d'actions ordinaires comme suit :

	2004		2003	
	Nombre de bons de souscription	**Prix d'exercice moyen $**	Nombre de bons de souscription	Prix d'exercice moyen $
Début de l'exercice	**3 000 000**	**0,20**	1 000 000	0,20
Émis	**20 313 997**	**0,76**	2 000 000	0,20
Exercés	**(2 987 332)**	**0,19**	—	—
Fin de l'exercice	**20 326 665**	**0,75**	3 000 000	0,20

Prix d'exercice	Nombre de bons de souscription au 31 mars 2004	Date d'échéance
0,20 $	520 001 [1]	Juin 2004
0,17 $	10 492 667 [2]	Septembre 2005
0,80 $	1 406 250	Octobre 2005
0,90 $	2 987 778 [3]	Novembre 2005
2,00 $	4 919 969	Décembre 2005
	20 326 665	

(1) Exercés subséquemment à la fin de l'exercice.
(2) 833 333 bons de souscription exercés après la fin de l'exercice.
(3) 208 333 bons de souscription exercés après la fin de l'exercice.

9 : RÉGIME D'OPTIONS D'ACHAT D'ACTIONS

La société a adopté un régime d'options d'achat d'actions selon lequel les membres du conseil d'administration peuvent, de temps à autre, attribuer des options permettant d'acquérir des actions ordinaires de la société à ses administrateurs, dirigeants, employés et consultants. Les conditions et le prix de levée de chaque option sont déterminés par les membres du conseil d'administration. Le régime d'options d'achat d'actions stipule que le nombre maximal d'actions ordinaires dans le capital de la société qui peut être réservé pour attribution en vertu du régime correspond à 2 295 000 (984 601 en 2003) et que le nombre maximal d'actions ordinaires réservées à l'attribution des options à un seul bénéficiaire ne peut dépasser 5 % des actions ordinaires en circulation à la date d'attribution.

Les options sont acquises sur 18 mois et doivent être exercées au plus tard 5 ans après la date d'attribution. Le prix de levée ne peut être inférieur à la valeur marchande des actions ordinaires à la date d'attribution.

Les mouvements dans les options d'achat d'actions de la société se détaillent comme suit :

	2004		2003	
	Nombre d'options	**Prix de levée moyen $**	Nombre d'options	Prix de moyen $
Début de l'exercice	**680 000**	**0,16**	360 000	0,20
Attribuées	**1 235 000**	**0,85**	535 000	0,15
Levées	**(621 041)**	**0,19**	—	—
Échues ou annulées	**(10 000)**	**0,20**	(215 000)	0,20
Fin de l'exercice	**1 283 959**	**0,81**	680 000	0,16

Prix de levée	Nombre d'options au 31 mars 2004	Date d'échéance
0,20 $	10 000	Septembre 2005
0,15 $	66 459	Février 2008
0,85 $	1 207 500	Octobre 2008
	1 283 959	

Conformément au chapitre 3870 du Manuel de l'ICCA, la société a comptabilisé le coût relatif aux options émises en 2003 selon la méthode de la valeur marchande. Le coût de rémunération à base d'actions pour l'exercice terminé le 31 mars 2004 s'élève à 480 675 $ (note 10) dont 187 175 $ capitalisés aux actifs miniers (projets de Chihuahua) sur la base des options émises aux dirigeants et consultants participant exclusivement au programme d'exploration au Mexique. Le solde de 293 500 $ a été comptabilisé comme charge à l'état des résultats et déficit.

La juste valeur des options attribuées a été estimée à l'aide du modèle Black et Scholes de fixation du prix des options à partir des hypothèses suivantes :

Dividende moyen par action	Néant
Volatilité	75 %
Taux d'intérêt sans risque	3,5 %
Durée estimative	5 ans
Prix de l'option	0,85 $
Moyenne pondérée de la juste valeur estimative de chaque option	**0,54 $**

10 ⁝ SURPLUS D'APPORT

	2004 $
Solde au début de l'exercice	**—**
Rémunération à base d'actions (note 9)	**480 675**
Solde à la fin de l'exercice	**480 675**

11 ⁝ IMPÔTS SUR LES BÉNÉFICES

Les soldes d'impôts futurs se résument comme suit :

	2004 $	2003 $
Avantages fiscaux futurs à court terme		
Pertes autres qu'en capital	**23 000**	61 600
Frais d'émission d'actions	**72 000**	9 000
	95 000	70 600
Provision pour moins-value	**(95 000)**	(70 600)
Avantages fiscaux futurs à court terme	**—**	—
Avantages fiscaux futurs à long terme		
Actifs miniers et frais d'exploration reportés	**1 557 000**	476 000
Pertes autres qu'en capital	**465 000**	277 200
Frais d'émission d'actions	**215 000**	3 200
	2 237 000	756 400
Provision pour moins-value	**(2 237 000)**	(756 400)
Avantages fiscaux à long terme	**—**	—
Total des avantages fiscaux	**—**	—

Au 31 mars 2004, la base fiscale des actifs miniers totalisait environ 4 578 000 $ (1 500 000 $ au 31 mars 2003). L'écart entre cette base fiscale et le montant capitalisé dans les états financiers est attribuable principalement au fait que l'avantage fiscal rattaché à certains frais d'exploration a été attribué aux souscripteurs ainsi qu'à la radiation de certains actifs miniers. Cette base fiscale pourra être utilisée pour réduire le revenu imposable futur sur une période illimitée.

La société a cumulé à des fins fiscales des pertes autres qu'en capital totalisant environ 1 482 300 $. Ces pertes viennent à échéance de 2005 à 2011 comme suit :

		$
Exercices se terminant les 31 mars	2005	70 000
	2006	82 000
	2007	183 500
	2008	203 300
	2009	154 600
	2010	146 900
	2011	642 000

Le solde non amorti, à des fins fiscales, des frais relatifs à l'émission d'actions totalise environ 870 000 $ et est déductible au cours des quatre prochains exercices.

Les conséquences fiscales latentes, provenant de ces éléments, n'ont pas été comptabilisées dans les états financiers, car il est plus probable qu'improbable que la totalité de l'actif d'impôts futurs ne sera pas réalisée.

12 ⋮ FLUX DE TRÉSORERIE

La variation des éléments hors caisse du fonds de roulement se détaille comme suit :

	2004	2003
Comptes débiteurs	**(78 163)**	56 215
Frais payés d'avance	**(22 887)**	30 713
Comptes créditeurs et frais courus	**103 652**	(82 127)
	2 602	4 801

13 ⋮ OPÉRATIONS ENTRE APPARENTÉS

Au cours de l'exercice 2004, des sociétés contrôlées par des dirigeants de la société ont chargé des honoraires de consultants totalisant 263 982 $ dont 203 527 $ ont été capitalisés dans les frais d'exploration reportés. Au 31 mars 2004, le montant dû à ces sociétés s'élevait à 26 763 $.

Au cours de l'exercice 2004, une société contrôlée par un administrateur a chargé des frais d'analyse et d'échantillonnage totalisant 64 875 $ qui ont été capitalisés dans les frais d'exploration reportés (néant en 2003).

Au cours de l'exercice terminé le 31 mars 2003, un dirigeant de la société a chargé à la société un montant total de 50 125 $ pour des frais de consultation et la gestion de travaux d'exploration engagés en Guinée. Au 31 mars 2003, le montant dû à cette société s'élevait à 30 327 $.

14 ⋮ ENGAGEMENTS

En février 2004, la société et deux autres sociétés ont signé conjointement un bail d'une durée de cinq ans pour des espaces de bureaux. Le loyer annuel total à être partagé entre les locataires se chiffre à environ 150 000 $.

15 ⋮ CHIFFRES CORRESPONDANTS

Les chiffres correspondants comportent certains retraitements en vue de les rendre conformes à la présentation de l'exercice courant.

16 ⁝ ÉVÉNEMENTS SUBSÉQUENTS

a) En avril 2004, la société a signé une convention de licence avec Diagnos Inc. qui détient les droits d'un programme (le « programme ») utilisé pour l'exploitation de données et qui sert à l'interprétation de données numérisées générées par les levés géophysiques, l'imagerie satellite et les analyses géochimiques. Le coût d'acquisition de la licence est de 50 000 $ pour le territoire du Mexique. La licence permet à la société d'utiliser immédiatement le programme pour l'analyse des données de ses propriétés mexicaines. De plus, la société jouit d'une option, valide pour une période de 120 jours, pour devenir distributeur du programme pour tout le territoire du Mexique dans le domaine des ressources naturelles à l'exception des secteurs pétrolier et gazier. Si la société décide de lever son option, elle devra verser à Diagnos Inc. une somme additionnelle de 200 000 $.

b) En mai 2004, la société a conclu une convention d'option d'achat en vertu de laquelle la société peut acquérir un intérêt de 100 % dans les propriétés Promontorio et Hidalgo situées dans le district de Chihuahua au Mexique en versant aux vendeurs un montant total de 3 000 000 $ US de la façon suivante :

	$ US
À la signature de la convention	40 000
Au premier anniversaire	60 000
Au deuxième anniversaire	100 000
Au troisième anniversaire	150 000
Au quatrième anniversaire	150 000
Au cinquième anniversaire	2 500 000

Aucune redevance ne s'applique à ces propriétés.

c) En juin 2004, la société a acquis la totalité des actions de Perforaciones Mineras Ram S.A. de CV. (« PMR »), une société mexicaine, pour une contrepartie de 150 000 $. Le prix d'acquisition a été basé sur la valeur des équipements, des accessoires et des permis détenus par PMR.

Renseignements sur la société

CONSEIL D'ADMINISTRATION

Réjean Gosselin

Jean-Marc Lalancette

Philip Renaud

André St-Michel

Mousseau Tremblay

DIRIGEANTS

Réjean Gosselin
Président

André St-Michel
Vice-président exécutif

Leonard Teoli
Chef des opérations financières

Luce L. Saint-Pierre
Secrétaire

ASSEMBLÉE ANNUELLE

L'assemblée annuelle et extraordinaire des actionnaires de Exploration Dia Bras inc. aura lieu le 30 août 2004 à 10h00 au 630 René-Lévesque Ouest, 16e étage, salle Saint-Laurent, Montréal, Québec.

CONSEILLERS JURIDIQUES

Colby, Monet, Demers, Delage & Crevier

1501, avenue McGill
Bureau 2900
Montréal (Québec)
H3A 3M8

VÉRIFICATEURS

PricewaterhouseCoopers s.r.l.

1250, boul. René-Lévesque Ouest
Bureau 2800
Montréal (Québec)
H3B 2G4

AGENT DE TRANSFERTS ET CHARGÉ DES REGISTRES

Société de fiducie Computershare du Canada

1500, rue University
Bureau 700
Montréal (Québec)
H3A 3S8

INSCRIPTION BOURSIÈRE

Bourse de croissance TSX

SYMBOLE

DIB

CUSIP

25244F 10 9

Des exemplaires additionnels de ce rapport annuel seront expédiés sur demande à :

Exploration Dia Bras inc.

630 René-Lévesque Ouest
Bureau 2930
Montréal (Québec)
H3B 1S6

Tél. : (514) 866-6001
Téléc. : (514) 866-6193